Exhibit 99.4

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

 FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2010

July 22, 2011

Suite 1400, 400 Burrard Street

Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
Cautionary Note Regarding Forward-Looking Information	2
Currency Presentation	2
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Private Placement	3
Public Offerings	3
Mineral Interests	3
Spin-out of Sandstorm Metals	6
DESCRIPTION OF THE BUSINESS	7
Principal Product	7
Competitive Conditions	7
Operations	7
RISK FACTORS	8
Risks Relating to the Company	8
Risks Relating to the Mining Operations	10
MINERAL PROPERTIES	14
CIM Standards Definitions	15
Aurizona Mine, Brazil	16
Santa Elena Mine, Mexico	25
Ming Mine, Canada	32
Black Fox Mine, Canada	42
Bachelor Lake Mine, Canada	54
DIVIDENDS	66
DESCRIPTION OF CAPITAL STRUCTURE	66
TRADING PRICE AND VOLUME	66
Common Shares	66
Warrants	67
DIRECTORS AND OFFICERS	68
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	69
Conflicts of Interest	70
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	70
TRANSFER AGENT AND REGISTRAR	71
MATERIAL CONTRACTS	71
INTERESTS OF EXPERTS	71
Auditors	72
AUDIT COMMITTEE	72
Relevant Education and Experience	72
Pre-Approval Policies and Procedures	73
External Auditor Service Fees	73
Exemption in Section 6.1 of NI 52-110	73
ADDITIONAL INFORMATION	73
SCHEDULE “A”	1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Information

This annual information form contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this annual information form and Sandstorm Gold Ltd. (“Sandstorm Gold”) does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm Gold to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming mine, the Summit mine, the Bachelor Lake mine and the Bracemac-McLeod mine; the absence of control over mining operations from which Sandstorm Gold will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” herein.

Forward-looking information in this annual information form includes, among other things, disclosure regarding: Sandstorm Gold’s existing seven gold streams with each of Luna Gold Corp. (“Luna”), SilverCrest Mines Inc. (“SilverCrest”), Rambler Metals & Mining plc. (“Rambler”), Santa Fe Gold Corp. (“Santa Fe”), Brigus Gold Corp. (“Brigus”), Metanor Resources Inc. (“Metanor”) and Donner Metals Ltd. (“Donner”), as well as its future outlook and the mineral reserve and mineral resource estimates for Luna, SilverCrest, Rambler, Brigus and Metanor. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Currency Presentation

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

CORPORATE STRUCTURE

Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Company has four wholly-owned subsidiaries, Sandstorm Gold (Barbados) Ltd., incorporated under the laws of Barbados, Sandstorm Gold (Canada) Ltd., Sandstorm Gold (Canada) Holdings Ltd., both of which are incorporated under the laws of the Province of British Columbia, and Sandstorm Gold (US) Inc., incorporated under the laws of the State of Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

Private Placement

On April 22, 2008, the Company completed a non-brokered private placement of (i) 11,350,000 units of the Company at a price of C$0.10 per unit, for gross proceeds of C$1,135,000, and (ii) 2,000,000 flow-through units of the Company at a price of C$0.10 per flow-through unit, for gross proceeds of C$200,000. Both the non-flow-through units and the flow-through units consist of one common share of the Company (“Common Share”) and one common share purchase warrant (the “Warrants”). Each Warrant entitled the holder to acquire one additional Common Share at a price of C$0.195 until April 22, 2010. All of the Warrants have since been exercised.

Public Offerings

On April 23, 2009, the Company completed a public offering of 116,909,580 subscription receipts at a price of C$0.40 per subscription receipt for gross proceeds of C$46.8 million (the “April 2009 Offering”). The gross proceeds from the April 2009 Offering were held in escrow until May 15, 2009, and were released upon completion of the transactions with each of Luna and SilverCrest as described below. On May 22, 2009, each subscription receipt was automatically exercised, without payment of additional consideration, into one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “2009 Warrant”). Each 2009 Warrant entitles the holder to acquire one Common Share at a price of $0.60 until April 23, 2014. A portion of the net proceeds from the April 2009 Offering were used to fund the Luna, SilverCrest, and Santa Fe transactions described below. The remaining net proceeds were used for general corporate and working capital purposes.

On October 14, 2009, the Company completed a public offering of 81,778,800 units at a price of C$0.45 per unit for gross proceeds of C$36.8 million (the “October 2009 Offering”). Each unit was comprised of one Common Share and one-half of one 2009 Warrant. A portion of the net proceeds from the October 2009 Offering were used to fund the Rambler transaction described below. The remaining net proceeds were used by the Company for the acquisition of gold purchase agreements (“Gold Streams”) from Metanor and Rambler.

On October 19, 2010, the Company completed a public offering of 78,768,100 units at a price of C$0.73 per unit for gross proceeds of C$57.5 million (the “October 2010 Offering”). Each unit was comprised of one Common Share and one-quarter of one common share purchase warrant (each whole common share purchase warrant a “2010 Warrant”). Each 2010 Warrant entitles the holder to purchase one Common Share at a price of $1.00 until October 19, 2015. A portion of the net proceeds were used to fund the Brigus and Metanor transactions described below. The remaining net proceeds are expected to be used for general corporate and working capital purposes.

Mineral Interests

Aurizona Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Aurizona Gold Stream”) with Luna to purchase 17% of the life of mine gold produced from Luna’s Aurizona mine, located in Brazil (the “Aurizona Mine”), for $17.8 million and 5,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price per ounce of gold.

Luna has provided to the Company a completion guarantee under which Luna may be required to return a portion of the $17.8 million upfront payment if by April 16, 2012, the Aurizona Mine has not produced a minimum of 12,500 ounces of gold in any consecutive three month period. During 2010, the Company purchased approximately 2,017 ounces of gold from the Aurizona Mine. During the three months ended March 31, 2011, the Company purchased approximately 1,421 ounces of gold from the Aurizona Mine.

The Aurizona Mine is an open pit mine with a gravity and carbon-in-leach milling operation expected to average over 60,000 ounces of gold production annually over the expected mine life of 11 years. The Aurizona Mine commenced commercial production on February 9, 2011. For further details regarding the Aurizona Mine, see “Mineral Properties – Aurizona Mine, Brazil” below.

If Luna decides to develop an underground mine on the Aurizona property (the “Aurizona Underground Mine”), the Company has the right to purchase 17% of the gold from the underground mine at a per ounce price equal to the lesser of $500 (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price per ounce of gold. If Sandstorm Gold elects to exercise its right to purchase gold from the Aurizona Underground Mine, Sandstorm Gold will be required to pay 17% of the capital expenditures incurred to determine the economic viability and to construct the mine.

Santa Elena Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Santa Elena Gold Stream”) with SilverCrest to purchase 20% of the life of mine gold produced from SilverCrest’s Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for $12.0 million and 3,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $350 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold.

SilverCrest has provided to Sandstorm Gold a completion guarantee under which SilverCrest may be required to return a portion of the $12.0 million upfront payment if by May 30, 2012, the Santa Elena Mine has not produced a minimum of 7,500 ounces of gold in any consecutive three month period. During 2010, the Company purchased approximately 187 ounces of gold from the Santa Elena Mine. During the three months ended March 31, 2011, the Company purchased approximately 467 ounces of gold from the Santa Elena Mine.

The Santa Elena Mine will operate as a conventional open pit, heap-leach gold-silver operation. The operating open pit mine life is expected to be 6.5 years. Over the operating mine life, average annual metal production is expected to be approximately 30,000 ounces of gold. On July 13, 2011, the Santa Elena Mine reached full commercial production. For further details regarding the Santa Elena Project, see “Mineral Properties – Santa Elena Mine, Mexico” below.

If SilverCrest decides to develop an underground mine on the Santa Elena property (the “Santa Elena Underground Mine”), the Company has the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. If Sandstorm Gold elects to exercise its right to purchase gold from the Santa Elena Underground Mine, Sandstorm Gold will be required to pay 20% of the capital expenditures incurred (adjusted using a payable gold to payable gold equivalent ratio of silver) to determine the economic viability and to construct the mine.

Summit Gold Stream

On September 14, 2009, the Company entered into an agreement (the “Summit Gold Stream”) to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the gold produced thereafter, from Santa Fe’s Summit mine, located in the United States of America (the “Summit Mine”), for $4.0 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. The amount of payable gold can be reduced from 22% to 15% if, by October 7, 2012, the rate of mineralized rock mined and processed from the Summit Mine averages 400 tonnes per day or more for any consecutive 12 month period and payable gold production exceeded 11,500 ounces during such period.

Santa Fe has provided to Sandstorm Gold a completion guarantee under which Santa Fe may be required to return a portion of the upfront payment if by June 30, 2012, the Summit Mine has not produced a minimum of 4,000 ounces of gold in any consecutive six month period. An extension to fulfil this guarantee from the original date of April 7, 2011 was granted in exchange for the payment of 1,000 ounces of gold by October 15, 2011.

The Summit Mine is an underground silver-gold mine located in southwestern New Mexico, United States. It is a low sulphidation epithermal deposit, which Santa Fe has been mining and stock piling mineralized rock since September 2009. Mineralized rock from the Summit Mine is transported to Santa Fe’s mill located in Lordsburg where a gold-silver concentrate will be produced. In March 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold. In addition to concentrate sales, bulk flux shipments have been made to smelters located in Arizona. The Summit Mine and the Lordsburg Mill are expected to attain commercial production during the second half of 2011. During 2010, the Company purchased approximately 118 ounces of gold from the Summit Mine. During the three months ended March 31, 2011, the Company purchased approximately 80 ounces of gold from the Summit Mine.

Ming Gold Stream

On March 4, 2010, as amended August 31, 2010, the Company entered into an agreement (the “Ming Gold Stream”) to purchase 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter, from Rambler’s Ming Mine, located on the Baie Verte Peninsula in Newfoundland, Canada (the “Ming Mine”), for $20.0 million staged upfront payments and no ongoing payments per ounce of gold. During 2010, the Company made upfront payments of $7.0 million and during the three months ended March 31, 2011 made upfront payments of $13.0 million for a total of $20.0 million upfront payments.

Rambler has provided to Sandstorm Gold the following completion guarantees: (i) that the Ming Mine must begin gold production by September 4, 2011 or Rambler will be required to fully refund the upfront deposits plus 8% interest, (ii) that within 24 months of the commencement of production, Rambler must have produced and sold a minimum of 24,000 ounces of payable gold or Sandstorm Gold will have the option to require a partial refund of the upfront deposits, and (iii) that Sandstorm Gold will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production.

The Ming Mine is a past producing underground massive sulfide copper-gold mine located in northwestern Newfoundland. The area has a strong history of gold, base metal and industrial minerals mining. Production at the Ming Mine is expected in 2011 after the Nugget Pond Mill is modified and all permits are received. Ore will be mined at the Ming Mine and trucked to the Nugget Pond Mill. The gold will be contained in a copper concentrate that will be shipped from a nearby port.

Black Fox Gold Stream

On November 9, 2010, the Company entered into an agreement (the “Black Fox Gold Stream”) with Brigus to purchase 12% of the life of mine gold produced from Brigus’ Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), for $56.3 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price per ounce of gold.

Brigus has the option (the “Repurchase Option”), until January 1, 2013, to repurchase 50% of the gold to be purchased under the Black Fox Gold Stream by making a $36.6 million payment to the Company. Upon receipt of the payment from Brigus the Company will reduce the percentage of gold to be purchased under the agreement from 12% to 6%.

The Company will have the right to purchase, by remitting the per ounce payments (described above), 10% (decreasing to 4.5% if the full Repurchase Option is exercised within the 24 month period) of the gold produced from an area defined under the Black Fox Gold Stream as the “Black Fox Extension”, covering a portion of Brigus’ Pike River property.

The Black Fox Mine is located outside of Matheson, Ontario in the Timmins Gold District and has been in commercial production since May 2009. The mine currently operates as an open pit mine, with the development of an underground mine expected to begin production in 2011. Ore is trucked to the Black Fox mill, which is a 2,000 tonnes per day mill east of the mine. During the three months ended March 31, 2011, the Company purchased approximately 670 ounces of gold from the Black Fox Mine. For further details regarding the Black Fox Mine, see “Mineral Properties – Black Fox Mine, Canada” below.

Bachelor Lake Gold Stream

On January 17, 2011, the Company entered into a gold purchase agreement (the “Bachelor Lake Gold Stream”) with Metanor to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold Project located outside of Val d’Or, Quebec (the “Bachelor Lake Mine”), for $20.0 million staged upfront payments plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. During the three months ended March 31, 2011, the Company made upfront payments of $14.0 million and will make a further upfront payment of $6.0 million on September 1, 2011.

Metanor has provided a guarantee that the Company will receive a minimum of $1.0 million in pre-tax cash flow in 2012; $5.5 million in pre-tax cash flow in 2013, 2014, and 2015; and $2.5 million in pre-tax cash flow in 2016.

The Bachelor Lake Mine is located outside of Val d’Or in Quebéc, Canada with full commercial production expected by the end of 2012. Metanor is completing underground development and upgrades to the mill operations. For further details regarding the Bachelor Lake Mine see “Mineral Properties – Bachelor Lake Mine, Canada” below.

Donner Gold Stream

On July 12, 2011, the Company entered into an agreement with Donner (the “Donner Gold Stream”) via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) to purchase 17.5% of the life of mine gold produced from the Bracemac-McLeod development project (the “Bracemac-McLeod Mine”). For consideration, the Company will make an upfront payment of $5.0 million on June 30, 2012 and ongoing per ounce payments equal to the lesser of $350 per ounce of gold or gold equivalent and the then prevailing market price of gold.

Donner has the option until July 13, 2013 to repurchase up to 50% of the Donner Gold Stream by making a $3.5 million payment whereupon the percentage of gold and gold equivalent the Company is entitled to purchase will be decreased to 8.75%.

The Company has received a guarantee that the Company will receive minimum before tax cash flows of $0.8 million in 2013; $1.4 million in 2014; $1.4 million in 2015; and $1.4 million in 2016.

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Xstrata Canada Corporation (“Xstrata”) has been operating in the Matagami district for almost 50 years with ten previously operating mines and one current producing mine. Xstrata plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. Bracemac-McLeod will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013. Construction of the Bracemac-McLeod Mine began in April 2010 and the access ramp is currently approaching the Bracemac ore body.

Spin-out of Sandstorm Metals

On May 13, 2010, Sandstorm Gold completed a plan of arrangement (the “Arrangement”) with Sandstorm Metals. Under the Arrangement, Sandstorm Gold spun-out its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals in exchange for 6,836,810 shares of Sandstorm Metals. Thereafter, Sandstorm Gold distributed all of its shares of Sandstorm Metals to the existing Sandstorm Gold shareholders.

DESCRIPTION OF THE BUSINESS

Sandstorm Gold is a growth focused resource based company that seeks to acquire Gold Streams from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for a stipulated term. Sandstorm Gold helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. Sandstorm Gold is focused on acquiring Gold Streams on mines with low production costs, significant exploration potential and strong management teams. Sandstorm Gold currently has seven Gold Streams, one with each of Luna, SilverCrest, Santa Fe, Rambler, Brigus, Metanor and Donner.

Principal Product

The Company’s principal product is gold that it has agreed to purchase in the future pursuant to the Gold Stream agreements with Luna, SilverCrest, Santa Fe, Rambler, Brigus, Metanor and Donner. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire from the Aurizona, Santa Elena, Summit, Ming, Black Fox, Bachelor Lake and Bracemac-McLeod Mines in the future.

Competitive Conditions

Sandstorm Gold competes with other companies to identify suitable Gold Streams and enter into agreements for the purchase of gold.

Operations

Raw Materials

The Company expects to purchase gold from (i) the Aurizona Mine and the Summit Mine for the lesser of $400 per ounce of payable gold (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold; (ii) the Santa Elena Mine and the Bracemac-McLeod Mine for the lesser of $350 per ounce of payable gold (subject to an Inflationary Adjustment for the Santa Elena payments) and the then prevailing market price per ounce of gold; (iii) the Ming Mine for no additional payment; and (iv) the Black Fox Mine and Bachelor Lake Mine for the lesser of $500 per ounce of payable gold (subject to an Inflationary Adjustment for the Black Fox payments) and the then prevailing market price per ounce of gold.

Employees

At the end of the most recently completed financial year, the Company had five employees. No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

Foreign Interests

The Company expects to be purchasing payable gold from the Aurizona Mine in Brazil, payable gold from the Santa Elena Mine in Mexico, payable gold from the Summit Mine in the United States, payable gold from the Ming Mine, Black Fox Mine, Bachelor Lake Mine and Bracemac-McLeod Mine in Canada. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.

RISK FACTORS

The operations of the Company are speculative due to the nature of its business which is the investment in Gold Streams. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Global Financial Conditions

Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and the United States, as well as concerns over global growth rates and conditions. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could to be adversely affected.

Subject to the Same Risk Factors as the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine and the Bracemac-McLeod Mine.

To the extent that they relate to the production of gold from, or the continued operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine and the Bracemac-McLeod Mine (collectively the “Mining Operations”), the Company will be subject to the risk factors applicable to the operators of such mines or projects, as set forth below under “Risks Relating to the Mining Operations.” In the section “Risks Relating to the Mining Operations”, the “Mining Companies” refers to Luna, SilverCrest, Santa Fe, Rambler, Brigus, Metanor and Donner.

Market Price of the Common Shares, Listed Warrants and 2010 Warrants

The Common Shares, the 2009 Warrants and the 2010 Warrants are listed and posted for trading on the TSX Venture Exchange (the “TSXV”). The Company’s business is in an early stage of development and an investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares, 2009 Warrants and 2010 Warrants are also likely to be significantly affected by short-term changes in commodity prices or in the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements.

No Control Over Mining Operations

The Company has agreed to purchase: (a) an amount equal to 17% of gold produced over the life of the Aurizona Mine, (b) an amount equal to 20% of the gold produced over the life of the Santa Elena Mine, (c) an amount equal to 50% of the first 10,000 ounces of payable gold produced and 22% thereafter over the life of the Summit Mine, (d) an amount equal to 25% of the first 175,000 ounces of payable gold produced and 12% thereafter over the life of the Ming Mine, (e) amount equal to 12% (subject to the Repurchase Option described above) of gold produced over the life of the Black Fox Mine, (f) an amount equal to 20% of gold produced over the life of the Bachelor Lake Mine, and (g) an amount equal to 17.5% of gold produced over the life of the Bracemac-McLeod Mine. Except for any payments which may be payable under the completion guarantees relating to the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Bachelor Lake Mine or the Bracemac-McLeod, the Company will not be entitled to any material compensation if any of the Mining Operations shut down or discontinue their operations on a temporary or permanent basis. At any time, the operators of the Mining Operations or their successors may decide to suspend or discontinue operations.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek to purchase Gold Streams from third party natural resource companies. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Operating Model Risk

The Company is not directly involved in the ownership or operation of mines. The Gold Stream agreements that the Company enters into are subject to most of the significant risks and rewards of a mining Company, with the primary exception that, under such agreements, the Company acquires gold at a fixed cost. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements. In addition, the termination of one or more of the Company’s Gold Stream agreements could have a material adverse effect on the results of operations or financial condition of the Company.

Income Taxes

Changes to taxation laws in Canada, Barbados, Brazil, Mexico, the United States or any of the countries in which the Company has or may establish subsidiaries to enter into the Gold Stream agreements could result in some or all of the Company’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional income tax.

Dependence Upon Key Management Personnel

The Company is dependent upon a number of key management personnel. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, and is affected by numerous factors beyond the Company’s control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years.

In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013 not to exceed 2% per annum in connection with the agreement with Brigus) in the case of the agreements with Metanor and Brigus, $400 per ounce (subject to an Inflationary Adjustment) in the case of the agreements with Luna and Santa Fe and $350 per ounce (subject to an Inflationary Adjustment with respect to SilverCrest) in the case of the agreement with SilverCrest and Donner, the transfer price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings.

The following table sets forth the high, low and annual average London Bullion Market Association afternoon fixed price per ounce of gold in United States dollars for the past 10 years:

Year	Average per Ounce of Gold	High	Low
	($)	(per ounce) ($)	(per ounce) ($)
2010	1,224.52	1,421.00	1,058.00
2009	972.98	1,212.50	810.00
2008	871.96	1,011.25	712.50
2007	695.39	841.10	608.40
2006	603.46	725.00	524.75
2005	444.45	536.50	411.10
2004	409.17	454.20	375.00
2003	363.32	416.25	319.90
2002	309.68	349.30	277.75
2001	271.04	293.25	255.95
2000	279.10	312.70	263.80

Competition

The Company competes with other companies for Gold Streams and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Gold Streams or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Gold Streams. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Gold Streams in the future.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Future Sales or Issuances of Securities

Sandstorm Gold may issue additional securities to finance future activities. Sandstorm Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares, 2009 Warrants and 2010 Warrants. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, 2009 Warrants and 2010 Warrants, investors will suffer dilution to their voting power and Sandstorm Gold may experience dilution in its earnings per share.

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Mining Companies will result in commercial mining operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Mining Operations are subject to most of the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Commodity Prices for Other Metals Produced from the Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from mining operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.

In addition to adversely affecting the mineral reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations. Environmental hazards may exist on the properties which are unknown to the Mining Operations at present which have been caused by previous or existing owners or operators of the properties. One or more of the Mining Companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Licenses

The exploration and development activities related to the Mining Operations are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration, development and mining activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards and land reclamation. These laws also place limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company is not aware that the Mining Operations are not currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, mining and milling or that more stringent implementation thereof could have a substantial adverse impact on the Mining Operations.

Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations and cause reduction in levels of production or require abandonment or delays in operations at the Mining Operations.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that, other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

The figures for mineral resources and mineral reserves presented in this annual information form and derived from the technical reports filed in respect of the Aurizona Mine, the Santa Elena Mine, the Black Fox Mine, the Ming Mine and the Bachelor Lake Mine are estimates only and no assurance can be given that the anticipated tonnage and grades will be achieved or that the expected level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral resources and mineral reserves. Such figures have been determined based upon assumed metal prices and operating costs.

Replacement of Depleted Mineral Reserves

The Mining Companies must continually replace mineral reserves depleted by production to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of mineral reserves will not be offset by discoveries or acquisitions.

Competition

The Mining Companies each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. The Mining Companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors.

Dependence on Good Relations with Employees

Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the Mining Companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the Mining Companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the Mining Companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the Mining Companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the Mining Companies’ profitability, results of operations and financial condition.

Land Title

Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the Mining Operations. The Mining Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Mining Companies may be unable to operate the Mining Operations as permitted or to enforce its rights with respect to the Mining Operations.

Off-take Agreements

Rambler is required by contract to sell all concentrate produced from the Ming Mine to a third party processor whose facilities are used to process the concentrate mined from the property. Access to the facilities is regulated by an off-take agreement agreed to between Rambler and the third party processor. The off-take agreement establishes the price paid for the metals. The third party processor and the Company may need to enter into an agreement or agreements that are similar (as to payment terms) to the payment terms contained in the off-take agreement between Rambler and the third party processor. Such a form of agreement will streamline the payment process as between the third party processor and Rambler, and the third party processor and the Company. If Rambler (on behalf of the Company) and the third party processor are unable to negotiate such an agreement, Rambler and the Company will be obliged to accept payments “in kind” from the third party processor under the existing off-take agreement.

International Interests

The operations at the Aurizona Mine are conducted in Brazil, the operations at the Santa Elena Mine are conducted in Mexico, the operations of the Summit Mine will be conducted in the United States, and the operations at the Ming Mine, the Bachelor Lake Mine and the Bracemac-McLeod Mine will be, and the Black Fox Mine is, conducted in Canada, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business.

Changes, if any, in mining or investment policies or shifts in political attitude in Brazil, Mexico, the United States, or Canada may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

Construction Risk

Some of the Mining Operations are currently at the construction stage of their project development. Development of the projects are subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to developing the projects in a timely manner; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the Mining Operations will have the financial, technical and operational resources to complete the development of the Mining Operations in accordance with current expectations or at all.

MINERAL PROPERTIES

The Company is in the mining industry and will have 100% of its operating revenue from the sale of gold that it has agreed to purchase from other mining companies, including pursuant to the Aurizona Gold Stream, the Santa Elena Gold Stream, the Summit Gold Stream, the Ming Gold Stream, the Black Fox Gold Stream, the

Bachelor Lake Gold Stream and the Donner Gold Stream (as described above). The Company intends to sell the gold which it acquires at the worldwide market price.

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine and the Bachelor Lake Mine have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”).

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section and elsewhere in this annual information form use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Aurizona Mine, Brazil

A technical report was prepared in accordance with NI 43-101 entitled “Re-addressed NI 43-101 Technical Report, Sandstorm Resources Ltd., Aurizona Project, Maranhão, Brazil” (the “Aurizona Report”) the original date of the report being September 1, 2010 and the re-addressed report being September 2, 2010. The following description of the Aurizona Mine has been summarized, in part, from the Aurizona Report and readers should consult the Aurizona Report to obtain further particulars regarding the Aurizona Mine. The Aurizona Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile. Information that updates the information in the Aurizona Report has been provided by Luna.

The Aurizona Mine is owned by Mineração Aurizona S.A. (“Mineração Aurizona”), which is in turn wholly-owned by Aurizona Goldfields Corporation (“Aurizona Goldfields”), a wholly-owned subsidiary of Luna. On December 21, 2006, Luna entered into a share purchase agreement with Eldorado Gold (“Eldorado”), Brascan Recursos Naturais S.A. and Brascan Natural Resources S.A. (collectively, “Brascan”) pursuant to which it acquired 100% of the issued shares of Aurizona Goldfields.

Project Description and Location

The Aurizona Main project is located in the municipality of Godofredo Viana (population 10,500) in the state of Maranhão. The area is on the northern coast of Brazil, 220 kilometres northwest of the state capital city of São Luís.

The mineral licenses for the Aurizona Project are 100% held by Luna. At the time of the Aurizona Report, the property included a mining license (Portaria de Lavra). The licenses are subject to annual payments to the Brazilian government and completion of a work report. The mining license is subject to a government royalty of 1%, which is applied to gross gold sales less costs incurred in selling, transportation and insurance. Exploration licenses are subject to an annual exploration tax according to the claim size and time held. There are no other royalties on gold production from the property.

Luna divided the Aurizona gold project into two main areas, Aurizona main (“Aurizona Main”) and Aurizona regional (“Aurizona Regional”). Aurizona Main contains the Piaba and Tatajuba deposits and over 10 satellite targets, which collectively form a gold camp. It covers approximately 20,000 hectares of land and includes a fully permitted mining license and exploration permits. This area is currently being developed into a gold producing mine.

The Piaba resource, reserve and associated mine facilities described in the Aurizona Report are completely contained within Brazilian Mines Department (“DNPM”) Mining License 800.256/78. The Tatajuba resource described in the Aurizona Report is completely contained within exploration license 806.042/03. The other exploration targets are located within DNPM Mining Permit 800.256/78 and DNPM Exploration Permits 860.042/03, 806.195/07 and 806.111/96.

The Aurizona coastal region is Federal Government land administered by the Serviço do Patrimônio da União, an institution within the Ministry of Economy. Nevertheless the region has been occupied for many years by squatters and garimpeiros.

In September 2007, Mineração Aurizona completed a detailed survey of the title situation of land occupiers and garimpeiros, which included a register of the recognized occupiers, a ground survey of the area occupied, and an inventory of any improvements or assets on the lands. In October 2007, Mineração Aurizona started a buyout program of the plots considered necessary for the project that were not already owned. By March 3, 2010, 998.1 hectares of the surface rights required for the project had been acquired. As the plots are acquired, the Mineração Aurizona property fence is adjusted and sign-posted as required by law.

The Maranhão Secretary of State for the Environment and Natural Resources (“SEMA-MA”) issued Aurizona with Operating License (“LO”) 259/2007 on July 11, 2007 to recommence the mining and processing of gold within the limits of DNPM Mining License 800.256/1978, an area comprising 9,981.47 hectares. The LO was renewed in 2009 and is renewable every two years.

Mineração Aurizona has almost completed infrastructure development and the development of various management plans. The social and environmental plans have been developed.

The Aurizona region has a long tradition as a gold producer, almost solely from garimpeiros. An inspection conducted in 1989 by the Ministry of Mines and Energy and the State Secretariat for the Environment for Maranhão verified the uncontrolled exploitation of the area by prospectors and concluded the area was contaminated. During the Environmental Impact Study/Environmental Impact Assessment process, levels of mercury were measured. In August 2009, several soil, sediments, and water mercury assays were performed on areas potentially impacted by mining activities by garimpeiros in the Aurizona region. Mercury was detected in soil and sediments samples; however, the values were lower than reference values required for contaminated areas intervention, the record of which is chronicled in environmental resolution Conama Number 420/2009.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aurizona Main project is on the Atlantic coast of Brazil within three kilometres of an ocean inlet. All year road access is available from the state capital cities of Belém, Pará (400 kilometres), and São Luís, Maranhão (370 kilometres), the latter requiring a ro-ro ferry transfer from São Luís island to the mainland. The main federal highway connecting both capitals, BR316, has been resurfaced in both states and is in good condition. Travel time between Aurizona and São Luis or Belém is approximately one hour by light aircraft. The coastline is characterized by the occurrence of mangrove swamps and has an elevation of two metres to three metres above mean sea level in and on the edges of saline waterways. The vegetation consists of grasses in the low-lying areas with denser tropical vegetation consisting of larger shrubs, vines, and hardwood tropical trees on the low rounded hills. The elevation in the project area varies from 0 to 90 metres above mean sea level. The isthmus that joins the Aurizona Peninsula to the mainland consists of low-lying flats that are subject to mild flooding at high neap tides. This does not affect project access.

The climate is tropical, often humid, with annual rainfalls of up to 3,000 millimetres. The rainy season occurs from mid-December to mid-July, with the heaviest rains from January through April. The area is close to the equator and has relatively steady temperatures, ranging from an average low of 24 degrees Celsius to an average high of 31 degrees Celsius.

The Aurizona Project location benefits from a local population of inexpensive labour and abundant water. The principal facilities in support of the process plant are a gold room, assay laboratory and three 2.5 kilovolt diesel generators, as well as office space. There is currently a man-camp located at Piaba for the current staff of about 500 employees including short term contractors. A 13.8 kilovolt power line is currently available to the campsite and local villages. A 34.5 kilovolt line extends as far as Godofredo Viana. However, none of these will be sufficient without recourse to diesel power generation. In order to mitigate this problem, Aurizona has commenced to construct a new 49 kilometre, 69 kilovolt power line that will be dedicated to the project but will pass by Godofredo Viana and will be available for community purposes when no longer required by the project. The power is controlled by Companhía Energética do Maranhão (“CEMAR”). Luna is only assured of three megawatts of power off-peak and none during the three hour evening peak. As a result, three 2.5 kilovolt diesel generators act as back-up for power outages and during peak load periods. It is predicted that CEMAR will have sufficient capacity for continual operations in 2012.

Water in the camp area is drawn from an existing cased well which has a flow rate of five cubic metres per hour. Potable water in the industrial area is also drawn from other cased wells, to be drilled close to the installations. Process water comes from the tailings dam, old pit workings and recirculation of solution recovered during the thickening process. The life of mine demand is estimated at 382 cubic metres per hour. The tailings from the carbon-in-leach process will report to a thickener, which concentrates the solids and recovers a large part of the water as thickener overflow. An estimated 190 cubic metres per hour of thickener supernatant, with a residual cyanide concentration of 80 milligrams per litre, will be recycled to process, and the tailings pulp sent to the neutralization process before final discharge to the tailings dam. The make-up water supply for the grinding process of 176 cubic metres per hour will come from the supernatant of the tailings dam.

History

The Aurizona region has a history of gold production dating back to the Jesuits in the 17th Century. Garimpeiros have been active in the region, on a discontinuous basis since that time.

In 1978, Brascan, through subsidiary companies, started exploration programs in the alluvium that lasted through 1985. In 1988, a subsidiary of Brascan, Mineração Aurizona Ltd., received a license to mine within DNPM area 800.256/78. In 1991, an application for a five-year suspension of mining operations was applied for with the purpose of carrying out an evaluation of the primary gold resources.

In 1991, a joint venture between Cesbra, a Brascan subsidiary, and Unamgen Mineração e Metalurgia S.A. (“Unamgen”), an exploration subsidiary of Gencor Ltd. (“Gencor”), was formed. Unamgen assumed the position of operator of the joint venture company, Mineração Aurizona S.A. Exploration from 1991 to 1993 consisted of an airborne magnetic and radiometric heliborne survey, photogrammetry survey, soil geochemical surveys, geologic mapping and sampling of garimpeiro pits and follow-up ground geophysical surveys consisting of induced polarization, electromagnetic, magnetic, and gamma spectrometry. The Piaba deposit was drill tested with auger, percussion, reverse circulation (“RC”) , and diamond drilling. Auger drilling consisted of shallow drilling to an average depth of eight metres to verify gold anomalies. Unamgen drilled 142 diamond drillholes and 67 RC holes, initially on 50 metre spaced sections, later infilled to 25 metres.

In 1994, following preliminary process tests, more comprehensive test works were carried out in Brazil at the Metais de Goías S/A metallurgical process facility in Goiania, and at the laboratory of Paulo Abib Engenharia S.A. The emphasis at that time was on gravity concentration techniques. An economic viability study and environmental impact assessment were completed. This work terminated in a positive economic evaluation of working the Piaba deposit using mining equipment from Cesbra’s tin operations in Rondonia, a gravity-only process plant and diesel powered electricity generation. At the same time, a technical study report and an environmental impact assessment to mine the weathered part of the Piaba deposit were submitted to government agencies and public audiences were held. Unamgen terminated its joint venture with Cesbra in 1995.

In 1996, Gencor agreed to sell its gold assets in Brazil to Eldorado and in the process introduced Eldorado to Cesbra. This resulted in a new project joint venture with Unamgen, as a subsidiary of Eldorado, as the operator. In 1997, an exploration program commenced that included 61 diamond drillholes and 26 rotary circulation drillholes of the extensions of the Piaba deposit along strike to the east and west, scout drilling at some of the satellite targets and evaluation of targets. Regional exploration was conducted involving reconnaissance-scale mapping, sampling of garimpeiro pits and evaluation of specific regional targets via soil sampling. Airborne magnetic and radiometric surveys were completed.

In 1999, Brascan commissioned a gravity pilot plant to test the Saprolite and tailings at Piaba. The pilot plant testwork was completed in February 2000. The property was on care and maintenance from 2000 until March 2007, when Luna commenced a new exploration program at Aurizona focused on the Piaba and Tatajuba deposits.

Historic production from the Aurizona properties has been by garimpeiros mining in small pits and cannot be quantified.

Geological Setting

Regional Geology

The Aurizona Project is located within the São Luís Craton (“SLC”), defined as the Precambrian continental crust at the border between the states of Pará and Maranhão in northern Brazil. The SLC extends approximately 400 kilometres east-west and 120 kilometres north-south and consists of a metavolcano-sedimentary succession (“Aurizona Group”), subordinate volcanic rocks and several granitoid suites (“Tromaí Intrusive Suite”) which are covered by Phanerozoic sedimentary basin deposits and recent coastal sediments. Collectively the Aurizona Group and Tromaí Intrusive Suite are referred to as the Granite Greenstone Terrain of Northwest Maranhão. The SLC and the Palaeoproterozoic basement rocks of the Neoproterozoic Gurupi Belt in northern Brazil are part of an orogen having an early accretionary phase at 2,240 to 2,150 million years and a late collisional phase. Despite the extent of the SLC, outcrop is limited to discontinuous erosive and tectonic windows within the sedimentary cover. The western limit of the SLC is defined by the Tracuatuea Intrusive Suite and the eastern limit is placed approximately 30 kilometres east of the state capital of Maranhão, São Luís. The southern boundary is defined by the regionally important north by northwest-south by southeast trending sinistral strike-slip Tentugal Shear Zone, which contains the gold deposits of the Gurupi Gold Belt. The northern contact is not well defined due to the Phanerozoic coastal basins.

Local Geology

The Aurizona Main area is underlain by east by northeast trending greenstone volcano sediments and acid intrusives of the Aurizona Group and Tromai Intrusive Suite. There is a strong structural control on the gold mineralization in this area which can be seen by the close association of magnetic lineaments and the gold deposits and the satellite (exploration) targets. Mineralization is hosted within district scale shear zones and generally at or close to the contact with a volcano sedimentary unit which generally forms the footwall to the mineralization.

The Piaba deposit is a 2.9 kilometre long, east by northeast trending, orogenic gold deposit hosted in greenstone belt rocks of the Aurizona Group located within the east by northeast trending Aurizona Shear Zone (“ASZ”). The ASZ has been traced for several kilometres and also hosts the Tatajuba gold deposit, the principal satellite deposit at Aurizona, located 2.4 kilometres west by southwest of Piaba. The footwall of the Piaba deposit is a distinctive volcano sedimentary unit which dips steeply to the north. The principal hanging wall lithologies are felsic intrusives, predominantly tonalites and dacites intruded by minor dikes. Metamorphic grade is greenschist faces (chlorite zone). The host units are intensely overprinted by several hydrothermal and mineralizing events including sericitization, chloritization, graphitization, carbonatization and silicification which frequently mask the host protolith. Gold mineralization preferentially occurs within the tonalites due to the fact that they are more brittle and fractured more easily than the volcanics and thus provided greater permeability for mineralizing gold fluids. Piaba is a large, low-grade, deeply weathered (average depth of oxidation is 60 metres) tabular-shaped gold deposit dipping north by northwest. Zones (shoots) of high-grade gold mineralization controlled by quartz veins occur within the lower-grade deposit. These high-grade zones are controlled by structures oblique to the main orebody strike. Drilling to date has been focused on defining the strike and depth extent of the main orebody. However, future drilling will also target the high-grade lodes.

The widest portion of the Piaba deposit is located at a bend in the ASZ. Analysis of structural fabrics and textures in drill core shows limited shear fabrics (confined to graphitic slip planes) which indicate that the maximum depth of current drilling has mainly tested the brittle and brittle-ductile transition zones of the Piaba deposit. The deposit is currently open at depth on all drill sections within the 2.9 kilometre strike. The Tatajuba and satellite (exploration) targets are hosted by similar lithological units and structural settings as the Piaba deposit.

Property Geology

The deposit represents an east by northeast trending mineralized envelope of low-grade gold mineralization within a major east by northeast trending shear zone in the Aurizona Group. The mineralized envelope displays several flexures along its length though it is not significantly faulted. There is a clearcut stratigraphic and structural footwall to the south of the deposit defined by a sub-vertical to steeply north-dipping volcano-sedimentary package.

Graded bedding, erosional channels and truncated trough bedding within the laminated sediment footwall indicate the movement is up to the north (normal). This is corroborated by the preferred orientation of fractures and veins observed in the garimpos which dip approximately 85 degrees north. Shearing occurs locally along the footwall contact.

Exploration

In January 2010, Luna retained Reconsult Geofísica Ltda. to reprocess and interpret the historic airborne magnetic and radiometric survey data collected by Unamgen in 1991 and 1996. Both surveys were reprocessed and merged using Geosoft Oasis Montaj 7.1.1, followed by interpretation and integration with existing geological maps and databases in order to improve understanding of geologic controls on gold mineralization in the Aurizona Main area and to generate exploration targets in the Aurizona Regional area. The data quality of the surveys is excellent and no survey correction or decorrugation was required. Due to the deep tropical weathering in the area the radiometric data shows mainly cover sequences and drainage patterns. However, the magnetic database provided important information on the association of structural lineaments within the Piaba and Tatajuba deposits and satellite targets at Aurizona Main in addition to the identification of potential structural gold corridors in the Aurizona Regional area.

Luna has completed extensive soil sampling programs at the Aurizona Main Project area with the objective of defining the surface anomalies associated with the satellite targets. These programs are supervised by trained mining technicians who also map the soil and laterite profiles during sampling. Luna also conducts rock grab sampling concomitantly.

Luna has completed several auger drill grids in the Aurizona Main area. Initially the auger drill programs were focused on condemnation exploration programs in areas intended for mine areas and infrastructure. These were completed in 2009. Auger drilling is now focused on the systematic testing of the satellite targets associated with structural lineaments. Luna conducted diamond drilling in 2007 and 2008 on the Piaba and Tatajuba deposits. More recently Luna conducted 2,737 metres of new drilling in seven deep holes at Piaba in 2009. The drill program was designed to systematically test for down-dip extensions to mineralization well beneath the limit of the lower resource boundary. Luna conducted detailed geological studies at the Piaba deposit in 2009 including relogging of all drill core and RC chips, petrographic analysis of select lithologies and field mapping. Core logging was done using a dedicated core logging software called GeoticLOG. This work has significantly improved understanding of deposit geology and ore controls.

The exploration programs conducted by Luna and its predecessors are appropriate for a gold deposits occurring in a relatively narrow structures. The Aurizona property has few rock outcrops and geophysical surveys were used to identify structural trends and to refine the geological interpretation of the area. Airborne magnetic and radiometric surveys were used to identify structural trends and ground electro-resistivity was used in locating the footwall of the structure. Because of the lack of outcrop, mapping is most useful in the garimpeiro pits. The historic drilling includes diamond core and reverse circulation. Luna is using only diamond core drilling. The holes are oriented perpendicular to the strike of the structure and angled to intersect the structure at angles between 40 degrees and 20 degrees.

Mineralization

Piaba is a large low-grade gold deposit within a major shear zone containing second and possibly third order structures which control high-grade ore shoots attaining values of 30 grams per tonne of gold and higher. Mineralization does occur within the volcanic sequence though preferentially occurs within tonalite intrusions, due to their competency contrast with the volcanics. The widest portion of the deposit is located at a bend in the ASZ which is an area where increased extension likely occurred. Mineralization is strongly associated with quartz veining. Three types of quartz veins have been identified:

1.       Sub-vertical quartz veins are narrow, associated with shear zones and are commonly associated with pyrite. They are frequently sheared, brecciated and have a smoky coloration. Native gold is occasionally observed at wall rock-vein contacts.

2.       Sub-horizontal quartz veins are wider (up to 0.50 metres) and generally composed of milky quartz showing less deformation than the sub-vertical veins. They constitute ladder vein sets which are commonly linked into the vertical vein set and are gold-bearing though generally lower-grade than the sub vertical veins. Native gold is occasionally observed at wall rock-vein contacts.

3.       Anastomosing vein sets where several veins branch off a main vein. They are interpreted to represent an intermediate vein type between the sub-vertical and sub-horizontal veins.

The alteration assemblage is composed of quartz, chlorite, carbonate (ankerite and calcite), graphite, alkali feldspar, sericite, pyrite and minor amounts of tourmaline. Mineralization and alteration are strong to intense particularly within the centre of the ore deposit. Metamorphic grade is greenschist facies. Quartz occurs in vein form as summarized above though also in silicification fronts. Chlorite occurs as matrix replacive and in veinlets and its intensity is likely linked to the mafic wall rocks. Ankerite and carbonate occur as matrix replacement and in veinlets and commonly as accessory minerals in quartz veins. Tourmaline occurs solely in quartz veins. Both tourmaline and calcite appear to increase with depth. Pyrite occurs in quartz veins though it predominantly forms a matrix replacement, particularly at deeper levels. Minor pyrrhotite occurs at deeper levels. Graphite alteration is locally moderate to strong and is closely associated with gold mineralization. The graphite was most likely sourced from the footwall at deeper levels in the structure early in the deposit formation and subsequently acted as a reductant trap for gold mineralizing fluids. No significant base metals occur at Piaba.

Drilling

Luna has conducted drilling programs on the Piaba property since its acquisition of the property in January 2007. Prior to drill mobilization, the exploration manager obtains all required environmental licenses. A field visit to the planned drill sites is conducted to document and photograph the area, vegetation type, proximity to areas of permanent preservation, and access. All drilling is carried out with diamond drill rigs with HQ (63.5 millimetres) core tools. The drillhole locations, orientation, and final depth were checked by the project geologist prior to start of drilling each hole. Azimuth and dip of each drill hole were checked by the project geologist to ensure no deviation occurred.

The drill company is informed of the strict requirement to collect quality core samples. Site inspection visits are carried out at regular intervals to ensure that the drillers were working within the contractual parameters. All holes were sealed and marked with a concrete plinth and metal marker showing hole azimuth and dip and surveyed by a registered surveyor. Approximately one metre of casing was left in the top of holes to permanently mark the collar and to allow for later down-hole surveys which are carried out using a Peewee Devico, a miniature multishot instrument with a 30 centimetre diameter. This unit is lowered to the bottom of the hole following completion and readings are taken at 40 metre intervals.

The core boxes are labelled and arrows drawn so that the core is systematically laid in the box. A wooden marker or aluminum tag is placed in the core box after each run and the meterage is written on the marker. Transfer of the core from the core barrel to the box is done as carefully as possible so that no core is allowed to fall on the ground. A plastic or rubber mallet is used to loosen core from the core tube. As soon as a core box is full a lid is properly secured. Regular inspections are carried out to ensure that core boxes are clean, sturdy and suitable for core storage. Intervals of ground core and any other irregularities are documented to address potential inaccuracies in depth labelling of the core boxes.

Sampling and Analysis

Sample interval selection is the responsibility of the geologist responsible for core logging. The sample interval is a nominal 2.0 metre except within mineralized intervals. Sample intervals are selected on the basis of, among others, lithology, mineralogy, weathering, structures and veins.

Soil samples are collected at a nominal depth of 0.50 metres on a 100 metre by 25 metre north-south orientated grid which is surveyed using a total station. Several types of ancillary data are also recorded. Samples are assayed for gold via fire assay (30 grams) and a suite of 35 elements using inductively coupled plasma atomic emission spectroscopy at ALS Chemex Laboratory Group (“ALS Chemex”), Belo Horizonte (preparation) and ALS Chemex, Lima (assay and induced couple plasma). Auger drill teams are supervised by trained mining technicians.

Holes are drilled to depth of up to 10 metres in lateritic and saprolitic terrain. Samples are collected at one metre intervals using a 10.16 centimetre diameter collector. Sample weight averages 16 kilograms. All data including depth, sample number and geologic information are recorded on special log sheets. Samples are assayed for gold via fire assay (50 grams) at ALS Chemex, Belo Horizonte (prep) and ALS Chemex, Lima (assay). Luna operates a rigorous laboratory quality assurance and quality control (“QA/QC”) program for soil samples which involves the insertion of blanks, certified reference materials and sample duplicates at the rate of 6% of each sample per batch.

Sample intervals are marked on the core box. The geologist marks the core using red and yellow crayons in two parallel lines separated by 0.3 centimetres. The red line is marked on the right side of the core, the yellow line on the left. An arrow is marked pointing down hole on the left side of the core. Core is marked respecting the dominant foliation (perpendicular) and in a manner which best produces as similar core halves as possible. An electric saw is used to cut hard drill core. Saprolite and soft rock which would suffer washing during cutting is cut manually with a large knife or machete. The saw is washed between each sample interval. When approved by the geologist, the core is sent for sampling. Core is consistently sampled on one side (right – red line). The remaining core half is stored in the box for future reference. The core logging geologist checks the sample intervals with the sampler. Samples are placed in pre-labelled thick polythene bags and closed with sealed ties. All samples are double bagged. A sample ticket is placed inside the bag. The sample bags are then placed in cloth sacks which are sewn shut and compiled into batches. The sample sequence, including the internal control samples (blanks, certified reference material and duplicates) are recorded on a sampling log. When the drill core has been sampled it is stored in the core shed for future reference. The core recovery is good to excellent, averaging over 95%. The sample intervals are well marked and sampled with care.

Luna initially used ACME Analytical Laboratories Ltd (“Acme”) as its primary lab for sample preparation (Maraba, Pará) and analysis (Vancouver, Canada). Acme is accredited under the general ISO 9001:2000 regulations, but does not have ISO 17025 laboratory accreditation. During this time Luna used ALS Chemex in Belo Horizonte as its secondary laboratory. Since January 2008, Luna has been using ALS Chemex in Belo Horizonte as its primary preparation laboratory and ALS Chemex in Lima Peru as its primary assay laboratory. ALS Chemex in Lima has ISO 17025 accreditation. For both laboratories Luna has a policy of a minimum of 80% passing 10 mesh for all drill core samples and 85% passing 200 mesh for all drill core pulps. After January 3, 2008, a 1 kilogram split is pulverized to 85% passing 200 mesh (Acme – 0.50 kilogram split) to better address any coarse gold associated with high-grade quartz veins. For drill samples prepped by Acme, approximately 125 gram aliquot of each sample was shipped to Acme in Vancouver, Canada via international courier for assay. All drill samples assayed by Acme were analyzed in sequential order. Lower detection limit for this package is 0.01 grams per tonne of gold. Over limit samples, greater than 10 grams per tonne gold, were automatically analyzed via gravimetric gold analysis.

For all drill samples prepped by ALS Chemex, approximately 150 gram aliquot of each sample is shipped to ALS Chemex in Lima, Peru for assay. In 2008, ALS Chemex assayed samples in Belo Horizonte. All drill samples assayed by ALS Chemex are analyzed in sequential order. The lower detection limit for this package is 0.005 grams per tonne of gold. Over limit samples, greater than 10 grams per tonne of gold, are automatically assayed via an ore grade package.

All reject and pulp samples are returned to Luna on a regular basis. These samples are checked for consistency and to ensure that return QA/QC samples correspond with the originals. They are sealed in new sample bags and stored for future reference.

QA/QC is conducted to ensure high quality drill data. The exploration manager is responsible for all the activities related to QA/QC including: Preparation and validation of standards and blanks or purchase of standards; selection and validation of primary and secondary laboratories; drafting of laboratory contract; preparation of logic table of failures; supervision on the insertion of control materials; supervision of core sampling and batch assembly; lab audit(s); validation of batches and uploading to diamond drill hole database; corrective actions when necessary; record keeping; submission of samples for check assays at secondary lab; submission of coarse crush replicates and core duplicates; submission of coarse rejects for particle size analysis; variance studies; and QA/QC report.

The laboratory is instructed to prepare and analyze all samples in numerical order. This is adhered to and is backed-up by unannounced site visits to the sample preparation laboratories by Luna technical personnel. These site visits are documented in audit reports. Internal control samples were inserted randomly within the drill core sequence by the core logging geologist. The location of the control samples was noted on the sample log. Luna utilized a system of random insertion which makes identification of sample controls by the laboratory more difficult. Internal control samples have the same numbering system as the drill core samples. The analyses of the blanks and SRM’s indicate that Acme and ALS Chemex perform at a acceptable level.

The historic data was not available in digital format, but all the paper lab certificates had been preserved in excellent quality. Luna prepared the database from the historic data as a double entry (two people independently entered the data and then checked the resulting databases). Assays from Luna’s drilling program is received in digital format and entered directly into the database, thus eliminating transcription errors. SRK received the database for the 2009 drilling in December 2009 and added the data to its existing database. SRK checked approximately 20% of the 2009 data against the original assay certificates and found no errors. Subsequent to the resource estimation contained in this report, Luna performed a detailed audit of the database. It is author of the Aurizona Report’s opinion that the database has been suitably verified and is adequate for resource estimation.

It is the author of the Aurizona Report’s opinion that the sample preparation, analytical procedures and security meet industry best practices.

Security of Samples

Drill core sample security from the drill site to the analytical laboratory is a vital component of the drilling program. Luna’s procedure involves direct drill management, secure transportation methods, secure sampling and logging areas and secure sample storage facilities. Core is not left unattended and all core and sample storage facilities are locked and monitored when not in use. Drill samples are accompanied from project to the analytical laboratory by Luna personnel. Core is secured from outside inspection and interference or accidental internal interference. Chain of custody is strictly maintained during transportation, sample collection, shipping and preparation to avoid tampering or inappropriate release of privileged information. Assay results are maintained confidential and only released to those on a need to know basis.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Aurizona Mine, including the Piaba and Tatajuba deposits:

Measured, Indicated and Inferred Mineral Resources (1 to 8)

(Inclusive of Mineral Reserves)

Category	Tonnes	Gold Grade	Contained Gold
	(000s)	(Au g/t)	(ounces)
Measured	1,500	```` 1.44	69,000
Indicated	19,621	1.29	835,300
Measured + Indicated	21,121	1.33	904,300
Inferred	10,935	1.14	402,000

(1)	All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101.
(2)

The Mineral Resource estimates set out in the table above have been reviewed and verified by Leah Mach, C.P.G., M.Sc. Geology, Principal Resource Geologist of SRK, who is a qualified person under NI 43-101.

(3)	Mineral Resources are inclusive of Mineral Reserves.
(4)	Mineral Resources are reported as of January 15, 2009.
(5)	Based on 0.3 grams per tonne cut-off grade.
(6)	Resources based on a gold price of $1,000 an ounce.
(7)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(8)	Numbers have been rounded.

The following table sets forth the estimated in situ Mineral Reserves for the Piaba deposit:

Proven and Probable Mineral Reserves (1 to 11)

Category	Tonnes	Gold Grade	Contained Gold
	(000s)	(Au g/t)	(ounces)
Proven	1,418	1.46	67,000
Probable	15,749	1.36	664,000
Proven + Probable	17,167	1.36	731,000

(1)	All Mineral Reserves have been estimated in accordance with the CIM Standards and NI 43-101.
(2)	The Mineral Reserve estimates set out in the table above have been reviewed and verified by Bret Swanson, MAusIMM, Principal Mining Engineer of SRK, who is a qualified person under NI 43-101.
(3)	Mineral Reserves are reported as of July 13, 2010.
(4)	Mineral Reserves are based on a gold price of $750 per ounce.
(5)	Full mining recovery is assumed.
(6)	Mine reserves are diluted along mineralized boundary to block model SMU of 10 metres by10 metres by 6 metres.
(7)

An internal cut-off grade of 0.35 grams per tonne gold was used on Saprolite Rock within the pit design; an internal cut-off grade of 0.37 grams per tone gold was used on Transition Rock within the pit design; an internal cut-off grade of 0.41 grams per tonne gold was used on Fresh Rock within the pit design.

(8)	Internal cut-off grade determination includes metallurgical recoveries of 95% in Saprolite, 93% in Transition, and 91% in Fresh ore.
(9)	In situ gold ounces do not include metallurgical recovery losses.
(10)

Saprolite is rock between topography and an interpreted floor surface marking the change from highly to moderately weathered rock; Transition is rock between an (upper) interpreted Saprolite floor surface and an interpreted moderately weathered rock floor surface; and Fresh rock is rock below an (upper) interpreted Transition floor surface.

(11)	Reserves include a combination of ROM stockpile, in-situ ore and partially processed tailings. Survey volumes for these reserves are effective July 13, 2010.

Mining Operations

Mining operations at the Piaba deposit are characterized by a low strip ratio pit with a combination of hard and soft rock mining, which will be challenged by periods of heavy rainfall. Aurizona mine operations are in the process of converting from contractor operations for ore and waste mining to a combination of owner/contractor operations going forward (2011). Aurizona management will provide oversight for ore mining, grade control, mine planning and environmental compliance. Upon entering transition and fresh rock mining areas, drill and blast operations will be required. Pit optimization, design and scheduling all indicate a potential pit and subsequent dump footprint with favourable economics.

Gold markets are global and mature and there are no restrictions on gold sales outside of Brazil. Luna currently produces high-grade doré gold product that is transported by air to Umicore Refinery and then to London for sale.

The environmental impact studies were completed in 1995 and submitted to regulatory authorities for review and approval. SEMA-MA issued Aurizona with an LO on July 11, 2007 to initiate the mining and processing of gold within the limits of DNPM Mining License 800.256/1978. The LO was conditional upon Aurizona filing a conceptual closure plan, an update to the impacted areas and revised project description. This was submitted in October 2007. In 2009 and 2010, further licenses for were issued for control of substances by the Army and police along with updates to clearing and operating licenses.

The expected mine life is 12 years.

Exploration and Development

Luna is planning a 20,000 metre diamond drill program at Piaba, Tatajuba and the satellite deposits for the third quarter of 2010. At Piaba the deposit will be systematically drilled to a depth to both increase and add confidence to Inferred Resources and upgrade the classification to Indicated or Measured. At Tatajuba the deposit will be drilled to increase resources in all categories and particularly the Indicated and Measured. The satellites will be drill tested to determine their potential to add resources and eventual mill feed for the Aurizona Main project.

Aurizona Mine Milestones

Current activities at the Aurizona Mine include:

•        Gold production for the three months ended March 31, 2011 was approximately 9,200 ounces. The lower production compared to the three months ended December 31, 2010 was due to the onset of the rainy season and an increase in downtime in preparation for a planned plant shutdown and upgrade that was completed in April 2011.

•        Luna installed a reduction gear box in the SAG mill and installed a pinion in a ball mill in April 2011. The plant is currently being ramped up to full feasibility production levels to consistently produce an average of 4,500 tonnes per day capacity.

On June 6, 2011, Luna announced that of the current 20,000 meter drill program, which commenced in August 2010, assays from 31 holes totaling 8,432 metres have been received and samples from 18 additional holes are currently at the assay lab. Drilling is currently focused on infilling over the 3 kilometre strike length of the Piaba deposit to increase Measured and Indicated Resources.

Santa Elena Mine, Mexico

A technical report was prepared on behalf of SilverCrest on the Santa Elena Mine in accordance with NI 43-101 entitled “NI-43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011 and amended May 11, 2011 (the “Santa Elena Report”). The following description of the Santa Elena Mine has been summarized, in part, from the Santa Elena Report and readers should consult the Santa Elena Report to obtain further particulars. The Santa Elena Report is available for review under SilverCrest’s profile on the SEDAR website located at www.sedar.com.

Project Description and Location

The Santa Elena Mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of Banámichi. The Santa Elena Mine consists of six contiguous concessions (the “Santa Elena Concessions”) covering approximately 3,160 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of SilverCrest. On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de Baviacora (“Tungsteno”) to acquire a 100% interest in the Santa Elena Mine through staged option payments over 5 years for a total cost of $4 million paid in cash and SilverCrest shares. Payments were completed in August of 2009. SilverCrest has maintained all of the necessary permits for exploration and facilities at the Santa Elena Mine. In 2009, the Santa Elena Mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT). Taxes based on the surface area of the concession are approximately $10,000 per year and have been paid to date.

All mining concessions in Mexico are valid for a period of 50 years. A mining concession in Mexico does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido land, and on November 12, 2007, an agreement with the surface owners was signed which allows SilverCrest access and authorization to complete mining exploration activities for 20 years for a maximum of 841 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Santa Elena Mine can be accessed year round by paved highways, secondary roads and gravel maintained roads. The Santa Elena Mine is located on the western edge of the northtrending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level. The property is located on the range front at a low elevation in relation to the mountains immediately east and west, respectively. Vegetation is scarce during the dry season. During the wet season, various blooming cactus, trees and grasses are abundant in drainage areas.

The climate is typical Sonoran desert. Average rainfall is estimated at 300 millimetres per annum. There are two wet seasons, July to September and October to May. The summer rains are short with heavy thunderstorms whereas the winter rains are longer and lighter. Seasonal temperatures vary from 10 degrees Celsius to 40 degrees Celsius. Summer afternoon thunderstorms are common and can temporarily impact the local electrical service. Flash flooding is common in the area.

Water for the Santa Elena Mine is available from local groundwater sources. Water rights have been purchased for the local source and the nearby Sonora River approximately seven kilometres west of the Santa Elena Mine. A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena Mine operation. Additional power for production would need to be provided by diesel generators or transmission line upgrades from the town of Ures.

The Santa Elena Mine facilities consist of a main access road, a 2,500 tonnes per day ore open pit mine, a waste dump with the estimated capacity of 35 million tonnes, a 3-stage crusher, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, Merrill Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a diesel generator, and all required piping, power and security.

Northern Mexico has a significant workforce of trained mining and processing personnel. The communities of Cananea, located approximately 100 kilometres north and Hermosillo, located 150 kilometres southwest of the Santa Elena Mine, are both considered exploration and mining centres and can provide services and supplies to the Santa Elena Mine. Alternatively, Tucson, Arizona is approximately a 4 hour drive north from the Santa Elena Mine.

History

Although minor amounts of historic production is evident at the Santa Elena Mine, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena Mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made the underground workings unsafe to enter. SilverCrest estimates that approximately 25,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the Santa Elena Mine. During the early 1980’s, Tungsteno mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena Mine.

Since 2003, Tungsteno has periodically surface mined high silica/low fluorine material from the Santa Elena Mine. During 2003, Tungsteno, conducted an exploration program at the Santa Elena Mine consisting of 117 surface and underground samples. This data is considered unreliable and has not been used for the purposes of the Santa Elena Report. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear.

In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS Chemex of Hermosillo, Mexico. This data has been used by SilverCrest for exploration purposes only and has not been used in the Santa Elena Report.

Geological Setting

Regional Geology

The State of Sonora is dominated by three physiographic provinces, which trend north-south and parallel the Sierra Madre Occidental. The property is located in the Basin and Range Province. The Late Proterozoic rifted continental margin of the North American plate lies approximately 120 kilometres west and was the depositional site of a thick sequence of shallow marine shelf carbonate and siliclastic rocks, which is overlain by volcanic and volcaniclastic formations. A large crustal-scale shear zone termed the Mojave Sonora Megashear is thought to be the result of reactivation of the North American Plate margin. A thick succession of shallow marine siliclastic and carbonate sediments was deposited in the northwest trending rift-basin during Late Jurassic time. These sediments filling the rift basin were overlain by intermediate to felsic rocks during the Late Cretaceous to Middle Tertiary time. The northwest trending shear and associated faults appear to be an important control on mineralization in the region. The structural separation along the faults localized the conduits for mineral bearing solutions. The heat source for the mineralizing solutions was likely from the plutonic rocks which are common in Sonora. These intrusives are considered batholithic and calcalkaline, volcanic-arc plutons which are Middle Jurassic to Tertiary in age. There are several major copper porphyries hosted by these intrusions located at Cananea, Nacozari and La Caridad.

The Santa Elena Mine

The primary rock types observed on the Santa Elena Mine are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east. All the volcanic units in the immediate area of the Santa Elena Mine deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is associated with an east-west structure cross-cutting the volcanic units. The structure is approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres from surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections and along a northwest trend. Andesite and granodoritic dikes have been identified at the Santa Elena Mine deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Exploration

During 2006 and the first half of 2007, SilverCrest completed an extensive exploration program. The exploration work included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. A total of 289 samples were collected and analyzed by ALS-Chemex in Hermosillo, Mexico and North Vancouver, British Columbia. This program focused on the identification of mineralization in the footwall (north) of the main mineralized zone. Selective sampling shows some anomalous lead, zinc and copper suggesting a possible mineralized intrusive (porphyry) at depth. Initial results from the 2007 geophysical program indicate deep-seated induced polarization highs. Several areas of additional mineralization were identified for follow up exploration work. Independent review of the exploration activities and reported significant intercepts have been previously conducted for the Santa Elena Mine. No additional exploration has been completed since this independent review. The authors of the Santa Elena Report have read the previous reviews and are of the opinion that the previous sampling was supervised by professionals and in general appears to meet accepted industry standards for use in the preliminary assessment.

Mineralization

Mineralization occurs as a series of replacements, stockworks and hydrothermal breccias typical of other high level low-sulphidation deposits found in the Sierra Madres. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold + silver + antimony + lead + zinc + barium +calcium +manganese which is consistent with a high level low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The Santa Elena Mine is estimated to contain silver and gold with minor lead, zinc and copper. Underground workings have confirmed mineralization along 400 metres of this strike length over an average width of 20 metres. The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be present but require more definition to determine their full extent. The deepest core hole intersected the mineralized zone at approximately 400 vertical metres and shows minor disseminated sulphides and rhodonite suggesting possible primary sulphides with oxidation. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone which daylights in the open cut area and plunges approximately 15 degrees to the east coinciding with volcanic bedding dips. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content decreasing with depth and silver content increasing. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite with greater than 30% of disseminated and veinlets of calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Minor sulphides have been observed only in a few locations within the mineralized zone. Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane. Gangue minerals consist of quartz, calcite, chlorite and fluorite. Analysis shows calcium content of up to 15%.

Drilling

During 2006, a core drill program consisting of 19 holes totalling 2,572 metres was completed by Major Drilling de Mexico (“Major”). Core holes (NQ size) were drilled on 100 metre sections along the east-west trending strike of the mineralized zone. All holes but two were drilled north at angles from negative 45 to negative 70 degrees. Periodic down hole surveys were completed to test down-hole deviation. Most of the holes were short and showed little to no change in orientation. Of the 19 core holes, 17 were drilled perpendicular to the mineralized structure at 45 to 70 degrees. At this drill angle, most of the intercepts are considered to be at or near true thickness of mineralization. Several old underground workings (voids) were intercepted with little to no recovery. Overall, recovery of mineralized intercepts averaged 75%.

SilverCrest completed a core drill program in 2007 consisting of 21 additional holes totalling 1,951.4 metres. Drilling was completed by Cabo Drilling de Mexico. During 2008, a drilling program consisting of an additional 48 core holes (9,939 metres), 4 geotechnical core holes (1,163 metres) and 21 reverse circulation drill holes (4,308 metres) was completed by Cabo Drilling de Mexico and Intercore Drilling de Mexico of Guadalajara. Core holes (HQ and NQ size) were drilled on an estimated 40 to 100 metre sections along the east-west trending strike of the mineralized zone. All holes were drilled north at angles from negative 45 to negative 70 degrees. Periodic down-the-hole surveys were completed to test down-hole deviation. Most of the holes were short and showed little to no change in orientation. Of the core holes, all were drilled perpendicular to the mineralized structure at 45 to 70 degrees.

SilverCrest completed a pre-production in-fill drilling program in 2009 consisting of 11 in-fill reverse circulation drill holes (577 metres). As of December 2009, a total of 20,510 metres of drilling has been completed of which 15,625 was core drilling. Reverse circulation drilling was completed as pre-collars for coring and condemnation drilling in the proposed waste dump and leach pad areas.

Sampling and Analysis

During the 2005 to 2008 core drilling programs core was collected in plastic core boxes and labelled for hole identification and location. Each day, the core boxes were collected and delivered to the core laydown area located on the property. The core was measured for further identification and recovery and then geologically logged. After identifying the mineralized zone, core was selected for splitting in half with a hydraulic hand splitter. Sampling intervals were determined geologically. Once split, the core was placed in a plastic bag with a label and marked with the sample number. The remaining core was stored on the property in an enclosed area at the camp site or in the yard (under cover) at the company house in Cumpas. The authors of the Santa Elena Report are of the opinion that the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards.

The surface sampling conducted by SilverCrest in 2006 consisted of continuous channel sampling along exposed road cuts and outcrops. Sample locations were marked in the field with flagging and paint with subsequent survey of selective control points for sampling coordinates. The 2006 underground verification channel sampling program consisted of semi-continuous horizontal sampling of sample locations identified by Fronteer.

The 2008 reverse circulation drilling program consisted of collecting chips, placing the chips in plastic boxes at two metre intervals and labelling them for interval and hole identification. All surveying, including drill hole collars, was completed by GPS or a registered surveyor. Eagle Mapping of Vancouver, British Columbia completed an aerial flight in 2007 with detailed (one to two metre) contouring of the Santa Elena Mine. All drill pads and holes were validated using the new surface topography. The drill collars were marked in the field with a concrete cap. A similar process was used in the 2009 reverse circulation drilling program.

Security of Samples

Gravimetric analysis was completed for over limit assays on gold and silver. Internal standards and checks on the laboratory analyses were completed by both ALS Chemex and ACME. SilverCrest did not insert standards or blanks in the field. Security for the SilverCrest samples was completed using typical tagging and tracking of samples up to delivery to the laboratory. Although reliant on internal laboratory control procedures the authors of the Santa Elena Report are of the opinion that the data was processed and verified properly and is suitable for estimating the resources and the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards.

Data Verification

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core. The samples were put into sealed tamper proof plastic bags and sent to ALS Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest completed an underground sampling program designed to verify the sampling results of Fronteer. SilverCrest collected 15 underground channel samples to validate the Fronteer samples used in the resource estimation. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. The authors of the Santa Elena Report are of the opinion that the sampling was supervised by professionals and in general appears to meet accepted industry standards.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analysis on 289 surface samples for fire assay AA finish and fire assay gravimetric analysis. Results of this study show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. Further work is required on silver gravimetric (or four acid digest) versus fire-AA finish values to help define the actual silver grade. For QA/QC, duplicate analyses on 16 of 298 samples were completed at Analytical Laboratories Ltd. (“ACME”) in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During Phase II drilling approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

Gravimetric analyses were completed for over limit assays on gold and silver. Typical internal standards and checks on the labs were completed by both ALS Chemex and ACME during analysis of the Santa Elena Mine samples. SilverCrest did not insert standards or blanks in the field. Security for the SilverCrest samples was completed using typical tagging and tracking of samples up to delivery to the laboratory. The authors of the Santa Elena Report are of the opinion that the data, was processed and verified properly by previous parties, meets accepted industry standards and is suitable for use in estimating resources.

The authors have not collected independent samples or conducted any detailed geological field investigations as no significant new data has been added to the database since the prior studies. The authors have reviewed the original analytical certificates for the 2007 to 2008 Santa Elena drilling with the current drill hole database, including: randomly selected samples which represent approximately 5% of the sample population, and 85 samples representing the 97th percentile of data, and 85 sample records representing the 97th percentile of silver and gold grade within the database. No discernable inconsistencies were found.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Santa Elena Mine:

Indicated and Inferred Mineral Resources(1 to 7)

(Inclusive of Mineral Reserves)

	Tonnes	Gold Grade	Contained Gold
Category	(000s)	(grams per tonne)	(ounces)
Indicated	6,906	1.62	359,300

Inferred	6,198	0.78	155,200

(1)	All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101.
(2)	The Mineral Resource estimates set out in the table above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101.
(3)	Mineral Resources are inclusive of Mineral Reserves.
(4)	Mineral Resources are reported as of January 2011.
(5)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(6)	All numbers are rounded.
(7)

Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade of 0.38 grams per tonne of gold equivalent at applied metallurgical recoveries. Inclusive of the Santa Elena Mine open pit indicated resources that have been converted to probable reserves which are stated below. Adjusted and depleted for 2010 mine production. Uses capped grades of 12.32 grams per tonne of gold and 400 grams per tonne of silver.

The following table sets forth the estimated Mineral Reserves for the Santa Elena Mine:

Probable Mineral Reserves (1 to 5)

	Tonnes	Gold Grade	Contained Gold
Category	(000s)	(grams per tonne)	(ounces)
Probable	4,795	1.81	278,560

(1)	All Mineral Reserves have been estimated in accordance with the CIM Standards and NI 43-101.
(2)

The Mineral Reserve estimates set out in the table above have been reviewed and verified by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101.

(3)	Mineral Reserves are reported as of January 2011.
(4)

Based on $1,000 per ounce of gold and $18 per ounce of silver, cut off grade of 0.38 grams per tonne of gold equivalent with applied metallurgical recoveries. Capped grades at 12 grams per tonne of gold and 400 grams per tonne of silver. Based on a change in bulk density from 2.67 (2008) to 2.60 (2011).

(5)	Numbers have been rounded.

Mining Operations

Santa Elena Mine Open Pit Mining

The Santa Elena Mine is a conventional open pit and on September 9, 2010, the Santa Elena Mine poured its first gold and silver dore ounces. The pit is currently designed for a mine life of 6.5 years. The Santa Elena Mine phase I open pit heap leach was constructed in 2009. The operation is currently in the commissioning phase until production ramps up to a steady state. The design pit will be considered a “dry pit” for most of the mine life. All drilling, blasting and mining is completed by a local Mexican mine contractor. In 2013, a large waste strip is required. The phase I heap leach pad has been constructed to accommodate about 3.5 years of production or 3.5 million tonnes. The phase II heap leach pad is to be constructed in 2013 depending on the results of a pre-feasibility study for the Expansion Project. The plan for open pit closure will be to transform the land back to its near original condition for best future land use. The open pit is not required to be backfilled but is required to be stable and fenced to prevent accidents.

Santa Elena Mine Underground Mining

The two underground mining methods proposed for resource extraction are mechanized cut & fill with hydraulic backfill, and long hold stoping. The underground operation will require additional power and water beyond that which is currently supplied. Additional offices, maintenance and storage areas will be required. Pump staging areas, crib room and refuel area will be included as part of the underground development.

The nominal daily production rate is 2,500 tonnes per day over 350 operating days per year producing 875 kilotonnes of ore annually. The rate is dependent on the material from the other sources and has been matched to the mill capacity of 2,500 tonnes per day. A total of 2.8 metric tonnes of ore is mined over four and a half years, at an average diluted grade of 1.51 grams per tonne of gold and 88.6 grams per tonne of silver. Full production from underground is achieved in year one after a 12 month pre-production development period. Ore will be available immediately, but production may take some time to be able to provide a steady 2,500 tonnes per day. The average diluted mine grades for the 7.5 year mine life are 1.92 grams per tonne of gold and 113 grams per tonne of silver. All mine waste will be stored underground as backfill. Limited amounts of material may be used for construction or road maintenance material on surface.

Environmental Conditions

Environmental studies have been conducted on the existing open pit excavation occurring at the Santa Elena Mine.

Santa Elena Mine Milestones

Current activities at the Santa Elena Mine include:

•                  An estimated 220,000 tonnes of ore crushed in the three months ended March 31, 2011.

•                  Mining of lower grade material was completed and the lower grade stock pile was processed. The high grade ore of the Main Zone is currently being mined which will provide the majority of the ore to be mined in 2011.

•                  The heap leach pad currently holds an estimated 555,000 tonnes of ore containing approximately 14,940 ounces of gold that are under leach. In the first 90 days of the leach cycle for current ore on the pad, recovery was estimated at 25% to 30% for gold.

•                  The Merrill Crowe recovery unit, refinery and on-site lab are all performing as designed and expected.

Ming Mine, Canada

A technical report was prepared in accordance with NI 43-101 entitled “Ming Copper-Gold Mine Project, NI 43-101 Technical Report Prepared for Rambler Metals and Mining Canada Ltd., Re-addressed to Sandstorm Resources Ltd.” (the “Ming Report”) the original date of the report being September 29, 2010 and the re-addressed report being October 13, 2010. The following description of the Ming Mine has been summarized, in part, from the Ming Report and readers should consult the Ming Report to obtain further particulars regarding the Ming Mine. The Ming Report which is available for review on the SEDAR website located at www.sedar.com under the Company’s profile. Information that updates information from the Ming Report has been provided by Rambler.

The Ming Mine is owned by Rambler Metals and Mining Canada Ltd. (“Rambler Canada”), which is wholly-owned by Rambler.

Project Description and Location

The Ming Mine site (the “Ming Property”) is located approximately 17 kilometres by road east of the town of Baie Verte, on the north coast of Newfoundland. The site is approximately 360 kilometres by air northwest of St. John’s and 165 kilometres by road northeast of Deer Lake. The Ming Property contains the former producing Ming and Ming West mines, which were last operated in 1982 and 1996, respectively. The Ming and Ming West mines exploited relatively narrow zones of high-grade copper and gold mineralization.

The Ming Property is a mineral land assembly consisting of one map-staked mineral license 014692M and two mining leases (141L and 188L) totalling 1,580.4 hectares registered in the name of Rambler Canada. All of these mineral lands are contiguous and in some cases overlapping and are located in the area of the former Ming and Ming West Mines. In early 2008 the mineral license 014692M replaced the original licenses 09997M, 11872M and 11504M by grouping as requested by Rambler. All lands are in good standing with the Newfoundland government and Rambler is up to date with respect to lease payments (for leases) and required exploration expenditure for licenses. There are no serious environmental liabilities associated with the property and there are no tailings dump areas. In 2005, a number of programs were undertaken on the property to assist in remediation of the legacy of past operators. Two open vent raises have been temporarily capped with timbers, backfilled and fenced. Both the Ming and Ming West pits have been surrounded with fencing. The access to the two mines, including two adits and one shaft, are all located within the outside property boundaries, as are the known mineralized zones.

Rambler purchased the Nugget Pond gold processing facility, which is located 40 kilometres from the Ming Mine and approximately 6 kilometres west of the community of Snooks Arm in the provincial district of Baie Verte-White Bay. The gold concentrator will be adapted to process base metals sulphides from the Ming Mine through the addition of a copper flotation circuit as well as processing tailings through the existing gold hydromet for improved gold recovery. The modification will diversify the existing facility and allow for a range of processing capabilities. The surface facilities are concentrated in a 10 hectare area. The ground surface is mostly rocky with moderate forest coverage, moderately rough terrain and elevations ranging from 90 to 140 metres above sea level. There are no serious environmental liabilities associated with the Nugget Pond property. The site however does contain a fully permitted tailings facility with adequate storage capacity for the life of the project.

The Goodyear’s Cove port, situated in at the head of Halls Bay, Newfoundland, is located approximately 1.4 kilometres west of the community of South Brook in Green Bay district. All surface facilities are concentrated in a one hectare area. Ground surface is rocky and moderately flat with sparse vegetation and elevations rising a maximum of 12 metres above sea level. There are no serious environmental liabilities associated with the port property.

The proposed site is a “brownfield site”, partially located on the property of the larger former Consolidated Rambler Mines complex. The Newfoundland and Labrador Department of Natural Resources has undertaken the task of rehabilitating the former site and these operations are ongoing. Several federal and provincial reviews, authorizations, and approvals are required for the Ming Mine, mill site, and Goodyear’s Cove and additional permits may be required for development and operation of the Ming Mine and the mill.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the Baie Verte Peninsula is provided via Route 410 exiting the Trans Canada Highway (“TCH”). The mine site is accessed via the La Scie Highway and the Ming’s Bight Road. The north-south trending Ming’s Bight Road transects the western half of the property. The Ming and Ming West facilities are located adjacent to this road. A gravel road exits Route 414 and extends northwards for a short distance to the Boundary Shaft. Several old trails and drill roads, as well as recent logging roads provide limited access to the interior of the property. A new cut exploration grid transects the area of the mining leases. The town of Baie Vert (population 1,000), is home to several mining and exploration service providers, medical facilities, and construction facilities. As well, Baie Verte and the nearby communities have an experienced mining work force. Access to the Nugget Pond site is via the La Scie highway to Snooks Arm and the site can be reached by gravel road running generally west for a distance of approximately 5 kilometres to the mill. Access to the Goodyear’s Cove port is via the TCH. A gravel access road runs north for approximately 500 metres to the site.

The climate in this area is northern temperate, allowing a twelve month operating period. Mean summer temperatures are 16 degrees Celsius and mean winter temperatures are negative 8 degree Celsius. Lakes and ponds freeze over in early December but are ice free in mid-April. Annual precipitation exceeds 1,000 millimetres. Shipping may be interrupted for brief periods in late winter-early spring when the Labrador current moves pack ice and icebergs south from Greenland. The Ming Mine lies at an elevation of approximately 150 metres above sea level. Topography is gently rolling, rising to a series of northwest trending ridges with elevations near 180 metres to 190 metres above sea level in the north near Three Corner Pond. Outcrop exposure ranges from 0.5% to 5% owing to a persistent blanket of overburden averaging about two metres in thickness. The Ming Property is dominated by mature black spruce and hardwood, though forest fires have affected some areas. Small bogs and ponds associated with low lying depressions are common and constitute parts of the South Brook and England’s Pond watersheds that flow northward to the coast.

The Ming Mine is connected to the provincial electrical power grid and is well equipped with mine related infrastructure, though much of it is in a rundown condition. The disturbed site covers less than ten hectares and includes the following road and yard area; waste water treatment facility; maintenance garage; surface electrical substation; core storage building; temporary office/dry; mine portal; boundary shaft; Ming and Ming West open pits; and vent raises. The mill site and tailings compound area from previous operations is located 1.5 kilometres to the south of the Ming Mine facility. Its entire footprint is now under Exempt Mineral Lands and controlled by the Government of Newfoundland and Labrador. The former mill and support buildings have suffered neglect and vandalism over the past years and have recently been demolished by the provincial government. All liabilities associated with the former site rest solely with the provincial government.

The Nugget Pond facility is a fully permitted gold hydrometallurgical mill with a nominal throughput rate of 500 million tonnes per day. All existing infrastructure has been well maintained over the years and no serious environmental liabilities are associated with property. The Nugget Pond property covers approximately 10 hectares and includes, among other things, an assay lab, office building, sewage treatment plant, cold storage, mill building, including crusher, ore bin, thickener and leach tanks, and ore stockpile area and fuel storage and dispensing facilities. The area lies on the east side of the Baie Verte Peninsula which is an undulating plateau. The coast line of the Betts Cove-Tilt Cove area is bounded by shear cliffs rising rather abruptly to the plateau level about 150 meters above sea level.

History

In 1907, a shaft was sunk to a depth of 65 feet and a fifty foot crosscut was driven. The main mine sulphide zone was found in 1935. In 1940, the Newfoundland government drilled 18 diamond drill holes totalling 5,000 feet. The Ming Property was optioned in 1944 by Rambler Mines Corp and was subsequently optioned in 1945 to Gold Mines which drilled 681 feet in thirty-one diamond drill holes, and then to Falconbridge Nickel Mines Ltd. in 1951, which drilled 14,300 feet. An airborne electromagnetic survey was flown in 1955 to 1956.

The Ming Property reverted to the crown when the Undeveloped Mineral Act was invoked by the Newfoundland Minister of Mines in 1960, and was then granted to Consolidated Rambler Mines Ltd. Mine development commenced at the main mine in 1961, and proceeded through four deposits to 1982. Total production from all deposits was 4.7 million short-tons averaging 2.17 percent copper with some zinc, gold and silver. The Ming Mine was discovered in 1970 by a helicopter-borne anthropogenic ecotope mapping system. A large low-grade copper deposit was later discovered 300 feet to 500 feet below the orebody during mining operations, and delineated by thirty-six diamond drill holes. Mining ceased at the Ming Mine in 1982 because of low copper prices, and because the deposit crossed over into land held by BP Selco.

In 1987, the Ming Property again reverted to the crown under the Undeveloped Mineral Act, and proposals were solicited by the government for exploration and development. Inco Ltd. purchased the Rambler Mill facilities from Consolidated Rambler Mines Ltd., but in 1988, the Ming Property was awarded to the Rambler Joint Venture Group. Exploration consisted of ground geophysics and soil geochemistry, resulting in discovery of the Ming West deposit. Forty-eight diamond drill holes (25,534 feet) were completed and induced polarisation resistivity, mise-a-la-masse, and point array surveys were conducted over the deposit. Borehole time-domain electromagnetic surveys were carried out in a number of drill holes along the down-plunge extent of the mineralization. Negotiations were initiated with Inco Ltd. for the purchase of the Rambler Mill, which was instead sold to International Corona Corporation (“Corona”), who held the former BP Selco property containing the extension of the Ming Property deposit. The Ming Property again reverted to the crown in 1993.

In 1993, Corona, which had been taken over by Homestake Mining Company decided to dispose of the Rambler Mill, in an asset rationalization decision. Ming Minerals Inc. (“Ming Minerals”) was then formed to acquire the Rambler Mill facility from Homestake. The assets were acquired in March 1993, along with the mineral rights to the former BP Selco property (“Rambler North”).

Ming Minerals, with the mill facility and the mineral rights to the Rambler North property, had positioned itself to acquire the mineral rights to the Rambler properties when the government released them. With the exception of the Ming Mine area, the government released the Ming Property for ground staking in early 1994 and Ming Minerals acquired the ground in a staking rush. Subsequently, the government solicited proposals for the exploration and development of the Ming Mine area. Ming Minerals’ proposal was accepted in June 1994. With the acceptance of the Ming Minerals’ proposal, this is the first time that all the key properties in the area have been held by one owner.

Historically, exploration and development have been obstructed by the division of mineral rights holdings. Ming Minerals’ arranged financing for Ming West production through Ming Financial Corp. which earned a 70% interest in the project by expending $2.2 million in investment capital that carried the mining and milling facility through to production in October 1995. Access to the Ming West deposit was achieved by drifting from the Ming decline. Production began in mid-October 1995, with the first concentrate shipment in late December 1995. The Ming West deposit was mined in 1995 to 1996, producing 142,173 tons of ore at 3.98% copper, 0.17 ounces per tonne of gold, and 0.44 ounces per tonne of silver from the upper part of the deposit. Production ceased in 1996 due to the exhaustion of easily accessible near surface reserves and a drop in the copper price. No other mining operations on the Ming Property have been undertaken since the closure of the Ming West mining operation.

In 1997, Canamera Geological Ltd. (“Canamera”) was commissioned to do a feasibility study on the Rambler Property for Ming Minerals. Canamera reported a remaining mineral resource inventory on the property. Canamera concluded that the outlined mineral resource would not support an economically feasible operation and the property then lay dormant until acquisition by Altius Minerals Corporation (“Altius”) from Ming Minerals.

Under the terms of an option to purchase agreement with Ming Minerals, Altius conducted exploration from 2001 to 2004. In 2001, a lithogeochemical program was initiated to chemically fingerprint rocks of the hanging wall and footwall to the sulphide deposits. Rambler lithologies are strongly metamorphosed and deformed, and locally strongly altered, commonly precluding visual recognition of their stratigraphic context with respect to the massive sulphide horizon. Eight historic drill holes representing a thick stratigraphic interval were re-logged and sampled in detail. Altius conducted diamond drilling programs in both 2003 and 2004. Two holes were drilled in a Junior Company Exploration Assistance Program assisted drilling program conducted down plunge from the former Ming Mine in 2003, with associated down hole transient electromagnetic surveys. These successfully proved the existence of ore grade and width copper-gold massive sulphide mineralization 500 metres beyond the limits of the previous mining operation. During 2004, Altius continued the program of deep drilling with the objective of testing the down plunge extensions of the Lower Footwall Zone (“LFZ”), a large Volcanogenic Massive Sulphide

(“VMS”) style stringer system, which occurs structurally below portions of the Ming Massive Sulphides. Altius drilled two NQ size diamond drill holes (RM04-03 and RM04-04) with associated down hole transient electromagnetic surveys. These effectively confirmed the presence and grades within the LFZ and extended the mineralization a further 250 metre down plunge.

Early in 2005, Altius completed an agreement to sell its interest in the Ming Property to Rambler for 30% of the outstanding shares of Rambler.

The Nugget Pond Site

Surface exploration programs conducted from 1987 to 1990 accounted for a total of 22,000 metres of drilling involving 106 holes. Richmont Mines Inc. (“Richmont”) acquired a 60 percent stake in the Nugget Pond deposit in 1995 and later bought the remaining 40 percent in January 1996. In April 1997, after a ten month construction phase, the mill was commissioned and commercial production at the Nugget Pond site began. By that time the Nugget Pond mine site included a fully operational gold mine, office, assay lab, hydromet mill, shop, and three cold storage warehouses. Processing of the Nugget Pond deposit continued until mid-2001. At that time, the ore body was exhausted. However, prior to the depletion, Richmont were already in the process of developing the Hammerdown deposit in the King’s point area, which was then exhausted by 2004, at that time the Nugget Pond plant then entered into a care and maintenance program.

In 2006, Crew Gold Corporation was operating the Nugget Pond gold treatment plant and associated facilities for processing of the Nalunaq ore body located in Greenland. Crew acquired the plant and its surface rights from New Island Resources who in turn acquired the Nugget Pond plant and licenses and mining licenses from Richmont under an option agreement dated October 28, 2005 subsequently exercised. Operations recommenced on February 27, 2007 after considerable rehabilitation and pre-commissioning repair work. Due to high transportation costs, this campaign ended in June 2009. At that time, Crew Gold (Canada) Ltd. immediately entered into a toll milling agreement with Anaconda Mining Inc. The agreement was cancelled in December 2009 because of circumstances beyond their control. The plant initiated the care and maintenance program.

Geological Setting

Regional Geology

The island of Newfoundland presents a cross section through the northern portion of the Appalachian Orogen. Four major tectonostratigraphic zones, based upon Pre-Carboniferous geology, have been identified and termed from west to east as the Humber, Dunnage, Gander, and Avalon Zones.

The Humber Zone represents the continental margin of Laurentia and consists of Precambrian crystalline rocks overlain by Paleozoic shelf facies rocks while the Avalon Zone represents part of Gondwana and consists of late Precambrian plutonic, volcanic and sedimentary rocks overlain by Paleozoic platformal sedimentary units. The Gander Zone represents mainly sedimentary rocks believed to be deposited near the eastern continental margin of the Iapetus Ocean. The Dunnage Zone represents the vestiges of the Iapetus Ocean. Rocks within the Dunnage Zone consist of volcanic and sedimentary rocks of back-arc and island-arc affinity and of ophiolitic rocks created during the opening and subsequent closure of Iapetus. The Dunnage Zone also includes post-accretion, epicontinental volcanism and molasse sedimentation of largely Silurian age and a variety of intrusive rocks, largely of Devonian age.

The Baie Verte area is located along the western margin of the predominantly volcanic, Lower Paleozoic, Central Mobile Belt of Newfoundland. The Baie Verte lineament is usually steeply dipping and north-easterly trending. The Baie Verte lineament turns eastward and is dissipated into a series of southerly dipping thrust faults.

The sulphide deposits in the region are grouped into ophiolitic volcanic hosted and arc volcanic hosted environments. The latter environment usually contains polymetallic deposits hosted by mafic and felsic volcanic sequences. Those in mafic dominated sequences tend to be copper-rich, but with increasing amounts of felsic volcanic, the mineralization becomes increasingly associated with zinc and lead, silver and gold are found as accessory elements in both environments.

Local Geology

The Baie Verte Peninsula is underlain by two distinct structural and lithological belts, separated by a major arcuate, structural zone, referred to as the Baie Verte Line. Rocks to the west of the Baie Verte Line belong to the Fleur de Lys Belt of the Humber Tectonostratigraphic Zone. Rocks lying to the east of the Baie Verte Line belong to the Baie Verte Belt of the Dunnage Tectonostratigraphic Zone. The Baie Verte Belt is comprised of four main lithological elements:

1.               Cambro-Ordovician ophiolitic sequences of the Advocate, Point Rousse and Betts Cove Complexes, and the Pacquet Harbour Group.

2.     Ordovician volcanic cover sequences of the Snooks Arm and Flat Water Pond Groups.

3.     Silurian terrestrial volcanic and sedimentary rocks of the Micmac Lake and Cape St. John Groups.

4.     Siluro-Devonian intrusive rocks, namely the Burlington Granodiorite and Cape Brule Porphyry.

The Point Rousse Complex and the Pacquet Harbour Group are the main geological elements. The Point Rousse Complex includes a dismembered ophiolite sequence of mafic and ultramafic rocks conformably underlying a cover sequence of mafic volcanic and volcaniclastics rocks. The maximum outcrop thickness across the complex is about 7.5 kilometres.

The Pacquet Harbour Group is an incomplete Early Ordovician ophiolite consisting dominantly of a moderately to steeply north dipping sequence of variably deformed and metamorphosed mafic volcanic rocks, lesser felsic volcanic rocks, mixed mafic and felsic volcaniclastics rocks, and shallow level intrusive rocks. The base and top of the group is not exposed and the true thickness is unknown. The maximum outcrop width across the group is approximately 15 kilometres, though this does not represent the true thickness of the sequence. All of the rocks in the area are lower greenschist of lower metamorphic grade with the exception of rocks proximal to the Burlington Granodiorite. Rocks proximal to this intrusion are highly deformed and show amphibolites to upper greenschist facies metamorphism. In the area, the Pacquet Harbour Group is further subdivided into two stratigraphic sequences juxtaposed along a prominent east-west to northwest-southeast trending low angle (25 to 30 degrees) thrust fault termed the Rambler Brook Fault.

One sequence, named the Uncles’ Sequence, located approximately six kilometres to the southwest from the Ming Property, is dominated by mafic volcanic with lesser felsic and intermediate volcanic rocks. The Uncles’ Sequence is host to the Big Rambler Pond Mine. A second sequence, named the Rambler Sequence, contains a felsic volcaniclastics pile structurally overlain by a sequence of mafic to intermediate flows and volcaniclastics which in turn grades upward into a metasedimentary succession. The felsic pile attains a maximum thickness of approximately 5,000 feet just south of the Rambler area and pinches out further southward. Along the flank of the pile the felsic volcaniclastics pinch out or grade laterally to mixed felsic/intermediate and mixed felsic/mafic volcaniclastics rocks. The Rambler Sequence is host to the Main, East, Ming, Ming Footwall, and Ming West massive (± stringer) sulphide deposits.

Property Geology

Two major lithological packages occur in the vicinity of the Ming Mine, the Hanging Wall Sequence and the underlying Mineralized Sequence. The Hanging Wall Sequence consists mainly of basaltic flows with lesser volcaniclastics and volcanogenic sediments, including minor magnetic iron formation. The underlying Mineralized Sequence consists dominantly of altered and locally mineralized, quartz-phyric felsic volcanic rocks with minor quantities of altered basalt. Both the Hanging Wall and Mineralized Sequences are cut by significant volumes of gabbroic sills and dykes.

Banded, pyritic massive sulphides on the Ming Massive Sulphide Horizon occur directly below the sheared contact separating the Hanging Wall and Mineralized Sequences. More than one horizon of massive sulphide has been intersected in several holes; in these instances the massive sulphide zones are separated by altered, pyritized felsic volcanic or by gabbroic intrusives. Altered felsic volcanic proximal to the massive sulphides generally carry higher gold contents compared to other altered felsic volcanics. A zone of sericitized and somewhat pyritized felsic volcanic, nominally 100 metres thick, separates the mineralization on the Ming Massive Sulphide Horizon from that in the LFZ.

The LFZ consists of nebulous zones of disseminated and stringer pyrrhotite-chalcopyrite cutting altered felsic (and lesser mafic) volcanic rocks. Alteration is dominantly sericitic in less mineralized sections and distinctly chloritic in the zones of best copper mineralization. The overall sulphide content is relatively low for a VMS stringer system and the chalcopyrite:pyrrhotite ratio is anomalously high, at approximately one to one. The gold to copper ratio in the LFZ is generally lower than that in the massive sulphides of the Ming Massive Sulphide Horizon. The LFZ material that was test milled from the 1800 level was believed to have a head grade of 0.4 grams per tonnes of gold. If true, this suggests that gold to copper ratios in the LFZ decrease downplunge from this area toward the area of more recent drilling.

Exploration

Exploration drilling has occurred at the Ming Mine for a period of thirty years from 1977 to 2008. Up to December 31, 2008 the total Rambler drill dataset comprised of 291 drill holes for a total of 114,885 metres. This total drill dataset comprises of three components:

1.     Historical underground drilling (1977 to 1981): 38 holes for 7,206 metres;

2.     Rambler surface drilling (2003 to 2008): 86 holes for 85,416 metres; and

3.     Rambler underground drilling (2007 to 2008): 177 holes for 22,263 metres.

During two campaigns, in 2005 and 2006, Crone Geophysics and Exploration Ltd. conducted Borehole Pulse Electromagnetic surveys on eleven drill holes on the Ming Property. Some of the holes had no significant responses while others had interpreted pointing vectors to more conductive and/or thicker accumulations of sulphides and significant off-hole conductivity was detected in certain holes.

The 2005 to 2006 drilling plus the Borehole Transient electromagnetic geophysical program has suggested that the bulk of the mineral potential in the Ming Mine area lies within a 750 metres strike length on the Ming Horizon and within the underlying LFZ. Within this favourable section, mineralization on the Ming Horizon has been traced from surface down plunge for a distance of more than two kilometres to a depth of 1,080 metres below surface, and is still open down plunge. Mineralization within the MFZ has been traced down plunge more than 500 metres beyond the previous deepest intersections and also remains open down plunge.

During 2008, a bench scale locked cycle test program was developed to identify a commercially viable concentrator flowsheet, reagent scheme and design basis for process equipment sizing. Bulk samples were taken from the 1600 level and 1807 zone were used to develop the reagent scheme and define the floatation process flowsheet. The 1600 samples representing a worst case scenario. Also in 2008, detailed mineralogical descriptions were completed on select thin sections from the core. This new zone has returned significant intersections of gold and will be an integral part of Rambler’s five year business model currently underway by CSI Consulting Inc. The purpose was to evaluate massive sulphides from the 1806 Zone to determine the sulphide mineralogy, the residence and location of any gold within the lens. Two important facts derived were:

1.               In all cases gold is spatially associated with grain margins and not in the cores of mineral grains, suggesting the potential for liberation. This association provides Rambler the opportunity to improve gold recovery with further testing of the gold rich 1806 zone.

2.               The geological, mineralogical, and chemical attributes of the massive sulfides from the 1806 Zone are similar to other gold and copper rich VMS systems, but the geological setting, ore mineralogy, and deformation style is most similar to the deposits of the Bousquet-LaRonde district in Quebec, one of the most important gold districts in Canada.

Quantec Geoscience Ltd. (“Quantec”) was commissioned by Rambler in July 2008 to perform a geophysical survey to aid in the exploration program to provide sub-surface resistivity and chargeability mapping both along strike and down plunge of the historically producing ore bodies. A total of seventy-seven separate anomalies of varying significance were identified on the nine survey profiles completed by Quantec. Two of these anomalies are deemed high priority and are represented by multi-parameter anomalies with low resistivity and high chargeability indicative of highly conductive zones similar to the Ming ore bodies. Twenty-eight others were deemed second priority and represented by varying degrees of chargeability and resistivity. Thirty-five were classified as third priority, while twelve were deemed low priority anomalies. During 2009 Rambler drill tested the high priority target located below the main mineralized Ming Horizon. The two drill holes drilled in 2009 did not explain the large anomalous area of low resistivity and high conductivity.

Further interpretation was done by Mira Geoscience (“Mira”) in two phases. The scope of the Mira Phase I work was to evaluate the integrity and usefulness of the original Titan data to resolve massive sulphide or stringer type accumulations similar to those already known in the Ming deposit. In their review and assessment process, Mira completed physical property analysis, three-dimensional (“3D”) sensitivity forward modeling analysis and also constrained two-dimensional (“2D”) inversions on several of the Titan lines.

The Phase I assessment by Mira concluded that mineralized zones in the Rambler Camp have a two to five percent signal and can be detected yet might not be resolved in a 2D inversion. The Phase II work by Mira was designed to complete 3D inversions of the 9 Titan spreads and better define areas of anomalous resistivity and chargeability. The Phase II interpretation concluded that the Titan survey did detect the Rambler mine close to surface in the conductivity inversion result. The results of the Mira Phase II interpretation were very encouraging. Areas of lower resistivity occur below the Ming West zone and the Main Ming zone. Areas of interest lie to the east of the Main Ming mineralized corridor. The areas below the more massive Ming horizons may represent footwall stringer zones. The zone to the east of the main mineralized corridor is not associated with any known mineralization and certainly requires follow-up. In the northeast end of the survey grid the stratigraphy appears to have been uplifted possibly due to the influence of the Scrape Thrust Fault which transects the area.

Mineralization

Polymetallic sulphide deposits at Rambler contain copper, zinc and minor lead, gold and silver with traces of other metals. Sulphide mineralization in the Rambler area can be classified into various types. This classification is primarily based on distinct hydrothermal alteration assemblages, sulphide mineralogy and associated textural features. The various mineralization types are:

1.     Stratiform volcanogenic massive sulphide;

2.     Disseminated stringers of sulphides in the LFZ;

3.               Epigenetic, usually shear-hosted mineralization often found overprinting overprinting volcanic massive sulphide and LFZ mineralization.

At the Ming Mine, the volcanic massive sulphide is locally up to three metres thick with a strike length of at least 100 metres, plunging thirty to thirty five degrees northeast to a vertical depth of at least 1,000 metres. The volcanic massive sulphide comprises of massive pyrite ore, banded ore, massive chalcopyrite-pyrrhotite ore and breccia ore. Massive pyrite ore is less than seventy percent pyrite with chalcopyrite and minor amounts of galena, sphalerite and silicate minerals. Banded ore consists of alternating bands of pyrite and chalcopyrite quartz-actinolite-biotite. Massive chalcopyrite-pyrrhotite ore occurs as lens and layers with up to eighty percent chalcopyrite. Minor amounts of arsenopyrite, galena, tetrahedrite, native gold, tennantite and cubanite occur locally. There is up to ten percent disseminated pyrite in the immediate footwall. The LFZ comprises mainly of quartz-chlorite schist, which hosts disseminated and stringer pyrite and chalcopyrite with minor sphalerite, galena, pyrrhotite and arsenopyrite. It seems probable that the LFZ with disseminated sulphides grade into lesser mineralized zones laterally.

The 1806 Zone is a base and precious metal enriched sulfide zone with gold-silver enrichment similar to many world class gold rich volcanic massive sulphide systems. The ore mineralogy of the deposit is dominated by various sulfide, sulfosalt, native metal, and oxide phases. Massive sulfide distal from dyke margins, despite being deformed and recrystallized, are likely representative of the primary volcanic massive sulphide bearing assemblage given typical volcanic massive sulphide related mineral assemblages that dominates the sulfides (e.g. pyrite-chalcopyrite-sphalerite-galena). These massive sulfides are dominated by variable amounts of sulfide (pyrite, chalcopyrite, sphalerite, galena, and arsenopyrite), sulfosalts (tetrahedrite, boulangerite, stannite, mawsonite, tennantite) and gold. Massive sulfide that has been recrystallized and contact metamorphism in proximity to mafic dykes are characterized by buckshot textures with abundant pyrrhotite rich sulfides with pyrite porphyroblasts, and lesser sphalerite, chalcopyrite, galena, sulfosalts, and magnetite. Notably, these buckshot ore samples are rich in iridescent bismuthinite and have a very minor amount of arsenopyrite, much lower than in the primary volcanic massive sulphide bearing sulphides. In all cases within this zone, gold is spatially associated with arsenopyrite and sulfosalt phases and the gold is spatially associated with grain margins and not in the cores of mineral grains, suggesting the potential for liberation.

Drilling

From the period 1977 to 2009 a total of 114,885 metres of surface and underground exploration drilling has been completed at the Ming Mine. Consolidated Rambler Mines Limited (“CRML”) drilled unsurveyed diamond drill holes from underground platforms from 1977 to 1981. During the period 2003 to 2005, Rambler drilled a series of widely spaced diamond drill holes to delineate down-plunge extensions of the LFZ as well as the Ming Massive Sulphide horizon. This phase of drilling produced NQ diameter core and was characterized by a detailed downhole Reflex survey performed after completion of each drill hole.

Between 2005 and 2009, Rambler conducted a multi-phase diamond drilling program consisting of surface drilling, directional drilling and underground delineation drilling. During 2005, a widely spaced drill hole program was designed to further test the plunge and strike extension of both the Ming Massive Sulphide Horizon and LFZ Zones. Based on the results of this program in 2006 and using directional drilling technology Rambler continued to evaluate the mineralization with predictable 50 metre spaced drill holes. The surface directional drilling program continued until the completion of the mine dewatering program in July 2008 which allowed exploration to continue from underground. Rambler’s drilling programs have confirmed the continuity of mineralized ore zones both down-plunge and across strike from where historic mining operations ceased in the early 1980’s. Based on the existence of significant mineralization a number of engineering studies have been completed to evaluate to properties economic viability.

Rambler completed detailed directional NQ diameter surface core drilling of the Ming Massive Sulphide and LFZ targets for the period January 2006 to March 2008. A total of 167 underground diamond drill holes were completed over this period for a total of 22,263 meters of drill core. In total, 291 drill holes with LFZ and/or Ming Massive Sulphide intersection have been drilled to December 31, 2008 (which is the temporary shutdown date for drilling on the Ming Property for the purposes of the Ming Report) yielding some 114,885 meters of diamond drill core.

The Ming ore body plunges 30 to 35 degrees to the northeast to a vertical depth of at least 1,000 metres. Diamond drill holes were designed to intersect the LFZ and/or Ming Massive Sulphide at the best possible angle and this is easily achievable with directional drilling. Underground drilling angles were somewhat of a challenge due to the spatial limitations associated with drilling underground. Underground drill holes planned to test the 1806 gold zone are on average 50 percent true thickness due to restricted underground drilling locations.

CRML drilled a total of thirty-eight underground diamond drill holes from existing underground locations for a total of 7,206 metres. No downhole drill survey records exist for this drill program, consequently an element of uncertainty exists for the 3D location of this data. These holes were drilled at approximately thirty to forty metre spacing along underground sections. Rambler has drilled a total of 88 surface drill holes for a total of 85,416 metres drilled from 2003 to 2009. Prior to January 2006, the main priority of diamond drilling was definition drilling of the Ming horizon massive sulphide and therefore a wide-spaced drilling array was utilized. These holes were characterized by downhole reflex surveys.

From January 2006 to April 2008, further definition warranted a closer spaced surface drill program to define the Ming Massive Sulphide as well as the mineralized LFZ, with the latter being the priority, with spacing between twenty five to forty meters. Commencing November 2007 and concluding December 2008, Rambler contributed a total of 167 underground holes for a total of 22,263 metres of drilled core. Rambler’s underground drill program was initially designed to test the mineralized footwall zone from appropriate underground platforms in sync with the mine dewatering program, on fifty metre drill centers. Infill drilling on twenty-five metre spacing was completed on the higher grade footwall zones in order to satisfy measured classification resource requirements. These Ming Massive Sulphide drill holes were characterized by maximum intersection spacings of twenty-five meters. All underground holes are characterized by down hole reflex surveys.

Sampling and Analysis

All diamond drill core is descriptively digitally logged on site and is inspected and recorded for lost core, fracture density and digital photographs are taken. The core is aligned and marked for sampling and split in half longitudinally, using a diamond saw blade. One half of the core is preserved in core boxes as a core library for future reference. The other half of the sample is bagged, tagged, sealed and delivered by Rambler personnel to Eastern Analytical Laboratory (“Eastern”), in Springdale, Newfoundland. Sample rejects and pulps are picked up by Rambler personnel at Eastern and rejects are stored at the Rambler site. Sample pulps are sent to Activation Laboratories (“ActLabs”) of Ancaster, Ontario for further analysis. Assays returned from Eastern are used as a quick method for the purposes of defining exploration targets and drill hole planning, while assays returned from ActLabs are the final results used for resource calculations.

Mineralized core is typically divided into one metre lengths or shorter based on geological and/or structural contacts. Unmineralized core is divided into 1.5 metre lengths. Wing samples are inserted when appropriate. Core recovery is estimated to be 98 to 99 percent resulting in samples which are an accurate representation of one half of the core that is sent for assay. Underground mine sampling at Rambler during 2008 consisted of chip, channel, grab and muck sampling which are used for grade estimation of existing pillars and rounds as well as grade estimates on new development completed at the Ming Mine. Survey points are taken at the beginning and end of each chip/channel sample to record all sample locations. The procedure for chip and channel sampling generally involved dividing samples based on lithology with sample widths not exceeding one metre. Samples are marked out perpendicular to the local orientation of geology and chipped or channelled accordingly. Grabs are samples taken by a geologist, at random, where it was felt that there may be potential for grade. Mucks are samples that are taken unbiased from a pile of muck that has been dumped in a designated area on surface or underground. All of the procedures are completed by Rambler personnel, who also determine the specific gravity of samples.

The specific gravity database consists of 8,188 records. From 2006 to 2007, specific gravity measurements were taken on all drill core samples, and in 2008 on samples from every second drill hole and it is believed the database is representative of the six modeled zones at the Ming Mine. The QA/QC program and procedures in use guarantees that exploration data collected adheres to NI 43-101 quality criteria and requirements. Rambler maintains written field procedures and has had independent verifications of aspects such as drilling, surveying, sampling and assaying, database management and database integrity.

Analytical control measures in use at Rambler involve both internal and external laboratory measures implemented to ensure that data received from outside sources are accurate and reliable. Rambler makes use of the database management program DHLogger which is very effective and efficient at managing assay data as well as tracking and reporting. A representative number of assay certificates were compared to digital assay database for the purposes of this report and no discrepancies were found. Check assays for the Rambler property are routinely conducted by both ActLabs and Eastern. It is reported that to date five batches of samples have been rerun by ActLabs, which did so on their own initiative because of failure to produce the proper values on their own internal standards. A series of nine certified copper and gold external standards have been inserted by Rambler staff.

Control sampling procedures applied by Rambler and the associated assay laboratories include: validation of the assay results in the database compared with the original assay certificates; taking replicates core samples from a second split of the pulverized sample at the laboratory; duplicate analyses of selected samples; sieve tests to verify the grinding of the pulp required for assaying; insertion of routine blank samples to check for possible contamination during the preparation and assaying process; application of appropriate grade certified control samples (standards); and a check assaying program with an umpire laboratory. Rambler has submitted a total of 11,357 samples at both Eastern and ActLabs. A total of 186 blanks were inserted into the sample stream and the laboratories performed satisfactorily against these blanks.

Security of Samples

Ming core is securely stored in an enclosed locked core handling area. Drill core is delivered to the core shed at the end of each drilling shift. The drill core is logged, marked for sampling, sawed, bagged and uniquely tagged. Samples are dropped off at Eastern by Rambler staff, where there are dried, crushed and pulped. Samples are crushed to approximately minus 10 mesh and split using a rifle splitter to approximately 300 grams. A ring mill is used to pulverize the sample split to 98 percent passing minus 150 mesh. Blanks samples are inserted after every sample estimated to contain greater than two percent copper grade. Duplicate samples and standard samples are inserted alternately one per ten samples. Eastern applies a fire assay method followed by acid digestion and analyses by atomic absorption finish for copper, lead, zinc, nickel and cobalt analyses. The results received from Eastern are used for initial grade estimates. Sample pulps and rejects are picked up at Eastern by Rambler staff and returned directly to the project site. Sample pulps are checked, packed and sent by courier to ActLabs for final analyses. Sample rejects are securely stored at the Rambler site.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Ming Mine (gold only):

Measured, Indicated and Inferred Mineral Resources (1 to 8)

(Inclusive of Mineral Reserves)

Category	Tonnes	Gold Grade	Contained Gold
	(000s)	(Au g/t)	(ounces)
Total Measured	1,283	2.47	102,074
Total Indicated	9,389	0.35	107,068
Measured and Indicated	10,672	0.61	209,142
Inferred	1,847	1.83	108,421

_______________

(1)                                  Mineral Resources are reported as of August 9, 2010.

(2)                                  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3)                                  The mineral resource estimates have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.

(4)                                  An underground cut-off was set at $70 per tonne for all longhole mining methods.

(5)                                  Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%.

(6)                                  Cut-off grades of 1.0% copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25% copper for the stringer sulphides.

(7)                                  Mineral resources are estimated using long-term prices of $1,000 per ounce of gold.

(8)                                  Numbers have been rounded.

The following table sets forth the estimated for the Ming Mine (gold only):

Proven and Probable Mineral Reserves Mineral Reserves(1 to 4)

Reserve Category	Tonnes	Gold Grade	Contained Metal
	(000’s)	g/t	(ounces)
Proven	652	3.24	67,612
Probable	572	2.61	47,938
Dilution (all sources)	274	0.00	0
Total Proven and Probable	1,498	2.40	115,549

_______

(1)                                  Mineral Reserves are reported as of August 9, 2010.

(2)                                  The mineral reserves have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.

(3)                                  Cut-off grade of 1.25 grams per tonne gold.

(4)                                  Numbers have been rounded.

Mining Operations

The Ming Mine development consists of three sites: the mine site, the ore processing site and the concentrate shipping site, and includes existing and proposed infrastructure.

The four main ore zones to be mined run parallel to the Ming Massives orebody which was mined by a previous owner. All the zones are relatively shallow dipping having very consistent plunge angles. The overall characteristics of the 1807, 1806, and the Ming South Up-Plunge zones are very similar. These zones are dipping from 22 degrees to 43 degrees from horizontal. True thicknesses in the ore vary from 3 metres up to 25 metres. Ore widths vary from 40 metres up to 100 metres throughout these zones. The Ming South Down-Plunge zone is more massive in nature and the ore is presently modeled in large pods. The longhole method of mining was chosen to be the most advantageous. The shallow dip of the ore in certain areas will provide challenges for drilling and blasting however these are considered to be manageable by limiting stope heights. Construction of the proposed above-ground improvements at the Mine Site is expected to be completed over an eight month construction timetable. While waste rock brought to surface will be eventually returned and stored underground and all tailings will be stored in a permitted impound, both will require long term effects monitoring program. Since the property is considered a brownfield, consideration will need to be given to the effects of previous owners.

Exploration and Development

A key focus in mineral exploration is to complete advanced exploration over existing brownfield mine sites and near mine site properties. The potential of finding new ore zones within the shadow of a headframe is not only highly prospective geologically, but it also makes more economic sense to make new discoveries near existing mining infrastructure. This is the plan that Rambler intends to follow in the near future. The Titan 24 survey has proven effective in detecting mineralization and alteration associated with volcanic massive sulphide deposits and discriminates large targets with greater tonnage potential from smaller targets. After full evaluation of all of the anomalies generated by the survey a drill program will be designed in 2010 to test those that are determined to be of the highest potential for new discoveries.

Rambler is also presently compiling all historical and more recent exploration data over the Ming Property in a geospatial environment so that all data sets and known rock properties can be seamlessly integrated. In this sense, the Rambler Property can be fully evaluated using geochemistry, geophysics and geology to better define future drill targets and increase the chance of success.

Ming Mine Milestones

Current activities at the Ming Mine include:

•                       Final permits received from the Government of Newfoundland and Labrador for the Ming Mine.

•                       Construction is proceeding on the new copper concentrator and concentrate storage facility. The new office dry facility is complete and in operation.

•                       Most of the underground equipment has been delivered and pre-production is underway.

•                       An exploration program is being designed to further define the extent and controlling structure of the native gold and an ongoing sampling and mapping program of exposed faces will be continued to determine the extent of high grade copper and gold mineralization in the immediate area.

•                       Refurbishment of mine ventilation infrastructure has begun including replacement of the building and heating units.

Black Fox Mine, Canada

A technical report was prepared in accordance with NI 43-101 entitled “Black Fox Project, National Instrument 43-101 Technical Report Prepared for Brigus Gold Corp., re-addressed to Sandstorm Resources Ltd.” (the “Black Fox Report”) the original date of the report being January 6, 2011 and the re-addressed report being February 2, 2011. Information that updates information from the Black Fox Report has been provided by Brigus.

The following description of the Black Fox Mine has largely been summarized from the Black Fox Report and readers should consult the Black Fox Report to obtain further particulars regarding the Black Fox Mine. This summary is qualified in its entirety by reference to the complete text of the Black Fox Report which is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Project Description and Location

The Black Fox property (the “Black Fox Property”) is located 10 kilometres east of Matheson, Ontario, along Hwy 101 east and approximately 655 kilometres north of Toronto, Ontario. It is located in the Hislop and Beatty townships, District of Cochrane, in the Larder Lake Mining District 90.

The Black Fox Property includes approximately 1,761.41 hectares of land. All of the claims for the Black Fox Property are current and the required claim fees and work commitments have been completed. All of the claim corners have been surveyed. Brigus owns: (i) 12 claims with the surface and mineral rights, (ii) 15 claims with surface rights, and (iii) one claim with mineral rights, and leases (i) three claims with surface and mineral rights, (ii) one with mineral rights and (iii) 22 other mining claims.

A closure plan has been developed for the development of the project in compliance with legislation and directives from all pertinent regulatory bodies.

The Black Fox Mine is currently permitted under the following approvals:

•                       Certificate of Approval for Industrial Sewage Works 4-0125-96-006;

•                       Amended Certificate of Approval – Air – (mine heaters and generators) 3505-56R2JP;

•                       Amended Certificate of Approval –Air – (laboratory) 3505-56R2JP; and

•                       Permit to Take Water – (mine dewatering) 00-P-6025.

Upon obtaining the Black Fox Property, Brigus has undertaken to clarify historical permits and obtain new permits required by new or amended legislation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Black Fox Property is located 10 kilometres east of Matheson, Ontario and 65 kilometres east of Timmins, Ontario, Canada. Access is via Highway 101 East, which crosses the Black Fox claim block at the properties center from east to west. The mine site and its facilities are located on the south side of Highway 101 East. Supplies and services are available in Matheson or Timmins and can be delivered with a 12-hour turnaround. The primary industries are forestry and mining and the Black Fox Property is located in a well-established mining camp. Mining and exploration personnel as well as equipment can be found locally for projects in the area. The property is also contacted by two other roads: Hislop 2 Road to the east and Hislop 6 Conc to the south.

Access to the mine and mill sites, including the pit and tailings impoundments, is limited. Security gates and guardhouses are positioned on the main access roads at the entry points to the project areas. Entry is controlled by a guardhouse operated 24 hours per day, 365 days per year. The security team’s responsibilities include maintaining a constant, 24/7 presence at the site access guardhouse, performing roving patrols around the site, and performing plant security and loss protection.

Temperature ranges from 20 degrees Celsius to 33 degrees Celsius during the summer months and -30 degrees Celsius to 10 degrees Celsius during the cooler winter months of October to May. The average precipitation is 873.4 millimetres per year and ranges between 44.5 millimetres in February to 100.1 millimetres in July. Rapid melting of accumulated snowfall can produce local flooding on the Black Fox Property for short periods during the spring months. Average monthly wind speeds for the region are 11 to 15 kilometres per hour. Past operations at the property have not been affected by weather. The surface at the Black Fox Property is mainly agricultural land with secondary growth of poplar and willow shrub.

The Black Fox Property is predominantly agricultural land with a mature willow shrub, poplar, black spruce, and white birch forest located to the south and eastern borders of the property. The region is characterized by outwash deposits from continental glaciation including raised beaches, flat clay pans and eskers. Relief includes rock knobs and ridges. Surface waters include lakes, rivers, and their associated habitats. Lakes include Froome Lake located 0.7 kilometres west of the mine, Leach Lake located 1.4 kilometres northwest of the mine and Lawler Lake located 1.7 kilometres south. Two other lakes, Salve located 5.2 kilometres north and Nickel located 5.9 kilometres north, form the headwaters of the Salve Creek. Salve Lake is designated as a Forest Reserve and Recommended Conservation Reserve. The property is located on the Salve Creek and Pike River watersheds, which are both tributaries of the Black River. The Black River flows north into to the Abitibi River which in turn flows into the Moose River. The Moose River ultimately flows into James Bay. The Black Fox property has low to moderate topography with elevation ranging from 295 to 330 metres above mean sea level.

The infrastructure of the Black Fox Property consists of Highway 101 East, which is adjacent to the project site and facilities. The existing surface site facilities consist of established infrastructure, including a fresh water well, offices, an approved mine treatment system, hydropower lines and waste rock and ore storage pad areas.

The plan is being fed from an existing 27 kilovolt power line to the plant site. Power will be distributed at the plant site from this 27 kilovolt power line, a 5 mega volt ampere (“MVA”), 4,160 volt (“V”), 3 phase, 60 hertz distribution transformer will be installed. The system is being upgraded to adequately handle the new loads.

Fresh water is being supplied from a fresh water well. Fire water will be pumped from the maintenance facility which will source water from the mine polishing pond. The underground mine water is currently being pumped at the rate of 25 to 35 cubic metres per hour Mine run off is anticipated to average above 16 m³ per hour. Underground mine water reports to the mine holding pond for recycling and or discharge through the Black Fox water treatment facility. Excess water will be treated during the spring and summer months for discharge to the environment through the water treatment system.

Firewater will be fed by an electric firewater pump with a diesel backup pump in the event of a power failure. Firewater will be delivered to the maintenance shop via buried distribution piping, while the administration complex is supplied with fire extinguishers. The fresh water discharge connection is at an elevation above the tank bottom and ensures the remaining volume will be available for firewater purposes. Municipal fire department is located within 10 kilometres of the Black Fox Property.

History

The Black Fox Property was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962. In 1988, Glimmer Mine Inc. (“Glimmer”) put together the property package using a combination of crown and private lands. In 1989, Noranda Exploration Company Ltd. (“Noranda”) entered into a joint venture agreement with Glimmer. As a result of this agreement, Noranda held a 60% interest in the property. During their ownership, Noranda merged with Hemlo Gold Mines Inc. (“Hemlo”). Exall purchased the property from Hemlo in April 1996, obtaining approximately 60% interest in the property with Glimmer retaining 40%. Apollo Gold Corporation (“Apollo Gold”) acquired a 100% ownership in the fall of 2002 and renamed the property “Black Fox”. In June 2010 Apollo and Linear Gold Corporation (“Linear”) merged to form Brigus.

The first drilling on the property was done by Dominion Gulf in 1952. Hollinger next tested the area in 1962 near the diabase dikes located in the easternmost part of the property. Between 1989 and 1994, Noranda, and later Hemlo, completed eight surface diamond drill programs with a total of 28,014 metres of drilling in 143 drillholes. The result of these drilling programs was the definition of an intensive grouping of ore zones in two areas of the property. These ore zones were all within 250 metres of the surface. Some high-grade intercepts, including abundant visible gold, were recovered during the drilling program. Between 1995 and 1999, Exall completed another 142 surface diamond drillholes, as well as 708 underground diamond drillholes with mine development. Eight hundred and ninety-six (896) diamond drillholes were completed by Apollo Gold between 2002 and 2008.

Noranda first performed detailed geological mapping of the property and much of the surrounding area in 1989. A total field magnetic survey over most of the property was conducted along with a complete inductive source resistivity survey and a conventional induced polarity (“IP”) survey over portions of the property at that time. Additional IP surveys were completed in 1997 by Glimmer.

Ore mined from the Black Fox Mine was custom milled from 1997 through September 1999 at the St. Andrew Goldfields Stock Mill located 34 kilometres from the mine. From October 1999 through May 2001, ore was milled at Kinross Gold Corporation’s Macassa facility in Kirkland Lake, subsequent to mineral tests carried out by Lakefield Research and other metallurgical laboratories. These mills used cyanidation of the whole ore to process the ore. Test work has indicated that gravity pre-concentration may improve gold recovery.

Black Fox was formally owned and operated by Exall. The previously estimated ore reserves were 3.1 million tonnes (“Mt”) with a grade of 4.6 grams per tonne gold (449 1000 ounces of gold) all from open pit mining.

The open pit total waste is 47.2 Mt of waste rock and overburden material with an equivalent overall strip ratio of 15.4 waste to one ore. The underground ore resources (below 9,815 metres) were 1.6 million tonnes with a grade of 8.1 grams per tonne gold.

Exall mined portions of the deposit from the bottom of the crown pillar to the 225 metre level (measured vertically 225 metres below the surface) using conventional underground mining methods including jumbo drills, diesel load haul dump (“LHD’s”) loaders and haul trucks in a random room and pillar method.

Geological Setting

The Black Fox Property is located east of the city of Timmins in northeastern Ontario located on the Destor-Porcupine Fault Zone (“DPFZ”). The DPFZ has a strike length of about 200 kilometres, and many of Ontario’s gold mines are located on or near the DPFZ.

The Black Fox Property is located within Precambrian age metavolcanics and metasedimentary rocks of the Abitibi Greenstone Belt. The area hosts five main rock groups, most of which have tectonic contacts of varying intensity. These include:

•                       Blake River Group

•                       Kinojevis Group

•                       Stoughton-Roquemaure Group (Black Fox Host Units)

•                       Hunter Mine Group

•                       Porcupine Group

The Blake River Group consists of calc-alkalic basalt, andesite, dacite and rhyolite flows and tuffs. It is the youngest of the volcano-sedimentary rocks and stratigraphically overlies the Kinojevis Group. The Kinojevis Group is a sequence of iron rich tholeiitic volcanic rocks that occur on both sides of the Blake River synclinorium. The Stoughton-Roquemaure Group stratigraphically underlies the Kinojevis Group and is a mixture of ultramafic to basaltic komatiite lavas and magnesium-rich tholeiitic basalts that host the Black Fox gold zones. This is underlain by calc-alkalic rocks of the Hunter Mine Group. The Hunter Mine Group consists primarily of calcalkalic pyroclastic and flow rocks in the dacite-rhyolite compositional range. The Porcupine Group of wacke, siltstone and argillite sediments are the youngest in the region. They are separated from the above mentioned volcanic groups by a major fault contact interpreted to have once been a thrust fault. This group lies predominantly north of the Black Fox Property. Pre- to syn-kinematic granitic rocks occur throughout the section, cross-cutting all older lithologic units.

The Black Fox Property is situated within a deeply rooted ductile shear zone accompanied by large-scale isoclinal folds. The mineralization is situated on the southern limb of a regional anticline and on the northern limb of the Blake River Syncline. At Black Fox, the axial plane of the syncline strikes roughly northwest to southeast. The DPFZ hosts gold mineralization comparable to the Cadillac Break to the South and Casa Berardi Fault Zones located to the North. These regional fault fabrics typically strike east to southeast and dip to the south. They are deeply rooted structures that likely penetrate to the mantle, as indicated by the associated ultramafics of the DPFZ and the syenites of the Ross Mine Syenitic Belt (“RMSB”). Zones of intense hydrothermal alteration measured in thousands of feet are locally associated with these belts. These types of deep-rooted faults are considered to be the main channel way for the upward migration of deep fluids. The main structural feature on the Black Fox Property is the intersection of the DPFZ with the RMSB.

Most of the Black Fox Property is rather flat and lacking in outcrops. Pleistocene overburden averages 20 metres thick and is composed of lacustrine clay, gravel and till. The main bedrock types consist of variably sheared, faulted, carbonatized and mineralized sequences of komatiitic ultramafic volcanics, belonging to the Stoughton-Roquemaure Group. These strike northwest-southeast across the property, dipping 45 degrees southwest, parallel to the DPFZ.

Numerous syenitic and feldspar ± quartz porphyry sills and dykes of various ages occur, primarily within the main ankerite alteration zone. They are commonly massive to brecciated, silicified and pyritic with occasional sericite and hematite alteration and a more common black chlorite alteration at the contacts. Fragments of these dykes frequently occur within the more strongly deformed green carbonate zones and they can contain very high gold grades.

Surface, underground and exploration drilling has delineated five major rock types in the vicinity of the Black Fox mineralization. These include: Mafic volcanic units; Metasediments; Green carbonate schist; Ultramafic volcanics; and Felsic intrusive units.

The mafic volcanic units are further subdivided into massive mafic volcanics (“MV”), pillowed mafic volcanics (“PMV”) and bleached mafic volcanic flows (“BMV”). The MV and PMV are fine grained typically hosting a significant degree of chlorite alteration. These units occur primarily within the hanging wall of the deposit. In the hanging wall, they are fractured and contain minor amounts of quartz-calcite veins. Where they occur in the footwall, they lack carbonate veining and have more prevalent quartz and chlorite alteration.

The BMV, also known as the “Flow Zones”, is a medium to fined grained, bleached mafic volcanic rock, which is generally located just above the footwall of the mineralization. This unit has weak chlorite and sericite alteration and is associated with fine grained disseminated pyrite. Stronger sericite and pyrite alteration is found near the upper contact of the BMV. Pyrite in this unit is associated with gold. The BMV dips 45 degrees to 55 degrees southwest and is moderately foliated.

The metasedimentary rocks overlie the BMV and also occur as lens of greywacke (“SED”) within the green carbonate schists (“CGR”) as described below. At the top of the BMV, the greywacke layers are interbedded with siltstone. This unit is discontinuous, varies from 0.05 metres to 1 metre thick and displays graded bedding with stratigraphic tops to the southwest.

The CGR, ranges from 15 metres to 75 metres thick and is continuous along strike and dip across the property. It is characterized by intense ductile and brittle deformation shown by multiple generations of foliation and veining. The CGR host a quartzankerite-fuchsite-leucoxene alteration assemblage accompanied by varying levels of retrograde chlorite alteration. This unit contains numerous small bodies and blocks of felsic dikes and sills with a syenitic composition. A complex stockwork of quartzankerite veins cross cut the main CGR fuchsite assemblage and the felsic material. The lapilli sized fragments have been deformed to their current elliptical shape, elongate parallel to foliation. Mineralogy, microscopic texture and structures suggest that the CGR is an ultramafic pyroclastic rock, which has undergone intense ductile deformation. Medium to coarse-grained pyrite is a minor component and is estimated at approximately 1%. Gold occurs as fine-grained free gold located along chlorite slips, as disseminated grains in quartz veins and associated with the felsic dikes.

The ultramafic volcanic rocks are divided into five units. These include; chlorite-talc ultramafic (“CUV”), talc ultramafic (“TUV”), grey carbonate (“CGY”), silicified grey carbonate (“SUV”) and ankerite ultramafic (“AUV”). Generally, the ultramafic volcanics occur stratigraphically above the CGR.

The CUV is massive, brecciated in places and often magnetic ultramafic rock. This unit does not display pervasive carbonate alteration and carbonate is restricted to late veins and fractures. Tremolite is present, the two primary mineral assemblages are tremolite-talc-chlorite and talc-chlorite-carbonate. Locally, the CUV occurs within the mineralized envelope as a non-brecciated unit and the CUV is not of major economic significance.

The TUV is fine grained, marbled with quartz-ankerite fragments and massive ultramafic volcanic rock. It tends to be strongly foliated proximal to shear zones, ranging from 0.3 m to 15 m thick. It is most often associated with the stockwork CGY.

The CGY is composed of a fine grained, massive matrix composed primarily of magnesite-quartz. Relic outlines of pyroxene and preserved black chromite grains are visible in hand specimen. This unit contains several generations of quartz veining. The CGY is 0.5 metre to 2 metre thick, generally occurs above the CGR and is bound by talc ultramafic shear zones.

The AUV is fine–medium grained rock composed of a quartzankerite- calcite-chlorite assemblage cross cut by quartz-ankerite veining. Chloritization varies throughout this unit with matrix ankerite and calcite alternating downward through the package. Visible gold occurs in highly chloritized area as well as in association with the quartz-ankerite stockwork. The AUV generally occurs above the CGR and is one of the dominant rock types at the Black Fox Property.

Many types of felsic intrusive (“FI”) have been recognized within a number of different lithologies at the Black Fox Property. Most of the felsic intrusives are fine to medium grained, massive and moderately fractured, but some coarser grained porphyritic bodies have also been observed.

They are often cross cut by quartz-ankerite stockwork and most are strongly affected by sericite and albite alteration. Varying amounts of fine-grained disseminated pyrite are a strong indication of gold mineralization. Gold occurs as free gold associated with quartz veins. Syenitic pods have been observed in the CGR. These are coarse grained and contain a relatively high concentration of pyrite, at 5 to 15% they typically have an average gold grade of 15 grams per tonne.

Mineralization

Gold mineralization at Black Fox occurs mainly within an ankerite alteration zone 1 kilometre along strike and 20 metres to 100 metres wide. This alteration envelope occurs primarily within komatiitic ultramafics and lesser mafic volcanics within the outer boundaries of the DPFZ. In some areas, the auriferous zones are concordant, which follow lithological contacts and have been subsequently deformed to slightly discordant zones that are associated with syenitic sills. Other auriferous zones occur in quartz veins and stockworks discordant to lithology.

The three main styles of gold mineralization observed at the Black Fox Property are:

•                       Low-sulfide mineralization associated with abundant quartz veining and quartz stockwork within strong ankerite-fuchsite altered ultramafic volcanic rocks.

•                       Mineralization hosted within mafic volcanic units associated with greater than 5% pyrite and minor to moderate quartz veining.

•                       Mineralization hosted by silicified felsic dikes.

The first style is low sulfide mineralization occurring within quartz-rich portions of the AUV and CGR rock types. This includes the green carbonate alteration of the “Main Zone”. The typical host is the ankerite-fuchsite altered ultramafic volcanic rocks, commonly found throughout the DPFZ. Quartz veining and quartz stockwork show multiple phases of veining and structural episodes. Visible gold is common in high-grade areas.

The second style of mineralization is hosted within mafic volcanic units coded as BMV or MV. This style is referred to as the “Flow Zones”. It is typically associated with greater than 5% fine-grained pyrite, minor to moderate quartz veining and a strong bleaching may be present. The quartz veins are typically parallel to foliation, and visible gold is characteristically absent. This style of mineralization is common in the footwall portion of the DPFZ. It has been tested mainly by the eastern part of the 235 Level underground drilling.

The third style of mineralization is hosted in silicified felsic bodies. These include both quartz-feldspar porphyries and finer grained units which are possibly syenitic in origin. Mineralization in the felsic units is associated with increased silicification, pyrite and some quartz veining all associated with a fracture foliation. In the middle and hanging wall portions of the DPFZ, felsic-hosted mineralization can be correlated from hole to hole over short distances. In the footwall portions, blocks and lenses of felsic material are encountered which do not correlate from hole to hole. There have been 15 separate mineralized structures identified within the ankerite envelope. The two main gold-bearing zones of their classification are the A1 at the hanging wall contact and the C0 located at the footwall contact. The other smaller zones located between these two generally have less continuity and width and represent parallel, mineralized shears and faults. Previous underground mining indicates that sub-horizontal, mineralized bodies located within the “Main Zone”, can be up to 15 metres thick and very high grade. This suggests that zones of dilation were produced during episodes of structural movements. The majority of the other mineralized zones and quartz veins are one to five metres in width.

At least three generations of structurally controlled quartz veining have been identified in the underground workings. Quartz veins and stockwork zones within the main mineralized envelope are concentrated along shear/fault zones. These structures parallel the main mineralized envelope suggesting they are responsible for the location and formation of the mineralization. The presence of sigmoidal vein structures, multiple quartz injections and re-sheared vein material with chloritic slips indicate complex and repeated structural movements during a cyclic brittle-ductile deformation period. In the quartz stockwork zones, gold mineralization can be erratic possibly related to certain vein sets carrying gold, whereas others are barren.

Exploration

During the spring of 2003, Brigus contracted with Quantec Geophysical, Inc., Toronto, Ontario, to complete an IP survey covering the entire property. Lines were spaced every 200 metres with 100 metre dipole spacing. This survey has shown many chargeability and resistivity anomalies along both the DPFZ and the northwest projection of the Ross Fault. The Ross Fault is the host for the Ross Mine, located approximately 7,500 metres southeast of the Black Fox mine. In addition to these, a number of north-south trending anomalies were found. The intersections of these trends are considered to be prime exploration targets. It appears that the data from the earlier Noranda magnetic survey will also be valuable in defining exploration targets.

In 2010 Brigus contracted Scott Hogg & Associates Ltd. of Toronto, Ontario to carry out a helicopter towed aeromagnetic gradient survey at a 75 metre line spacing and contracted Quentec Geosciences Ltd. of Toronto, Ontario to conduct a Titan Deep IP geophysical survey at a 200 metre line spacing. The magnetic survey covered the entire Black Fox Property and the IP survey filled in areas that were not surveyed by the Quantec IP survey conducted in 2004. The results of both surveys are in the process of being interpreted.

Drilling

The initial portion of the Brigus surface drilling program concentrated on finding new ore zones below the Black Fox Property known resources, along strike and adjacent to the known zones. The targets were the intersection of secondary faults with the DPFZ and also dilation zones within it. The mineralization is so tightly controlled by structures that a hole a few metres away could miss a high-grade zone. Fans were spaced approximately 25 metres along strike and the intersections of the holes with the DPFZ were planned to be approximately 25 metres apart. The result of this program was the identification of a number of small, high-grade ore shoots that generally plunge at a 20 to 40 degree angle to the southeast or southwest, along the DPFZ. This is consistent with the intersection of two 45 to 70 degree dipping faults or with a zone of dilation along a fault that has both horizontal and vertical movement. Many of these ore shoots are still open with depth. A near-surface portion of high-grade mineralization was drilled on 12.5 metre spacing to improve the definition of this higher-grade mineralization.

There was no surface or underground exploration drilling in 2008, 2009 and 2010 conducted on the Black Fox deposit by Brigus, except for the completion of 11 NQ-sized condemnation surface diamond drill holes. The condemnation holes have an average depth of 231 metres and total to 2,544 metres.

The last Brigus exploration drilling in 2007 continued from previous campaigns on 12.5 to 25 metre fence lines. The two main emphases included infill delineation of existing mineralization and to explore for areas of new mineralization. In 2004, a 1,250 metre long exploratory underground drift (4 metre x 4 metre) was developed in the hanging wall down to 235 metre below the surface, to establish drill stations for an underground drilling program. The underground drilling program consisted of 78,650 metre of diamond drilling from 396 core holes. Surface drilling continued and by the end of 2007, Brigus had completed 896 diamond drill holes on the property, totalling 225,334 metres. The Brigus drilling consisted of 500 surface drill holes for a total of 146,684 metres and 396 underground drill holes for a total of 78,650 metres.

Norex Drilling International from Porcupine, Ontario, has completed most of the surface drilling at Black Fox for Brigus. The holes are typically NQ diameter core unless conditions require a reduction in core size. In general, ground conditions have been very good with average core recovery approximately 95%. The following sections document drilling, chain of custody and logging procedures employed by Brigus. Although no records are available to document the procedure used by the prior operators, there is no reason to suspect they did not follow standard industry practices of the time.

The core is removed from the wire line inner barrel and placed in wooden core boxes. Each box can hold up to 6 metres of NQ core. The depth at the end of the core run, along with the length of the run and the amount of core actually recovered, is written on wooden blocks, which are placed in the box at the end of the core run. When the box is full, the drillhole number, along with the beginning and ending depth is written on the outside of the box. A wooden lid is then placed on the box and the box is sealed with wire. The core is stacked at the side of the drill until it is picked up by representatives of Brigus. During this time, the core is under the direct supervision of the driller.

The core samples are picked up by Brigus personnel each morning and at various times during the day as necessary. It is loaded into a company truck and taken to the core logging facility on the project site. The core is then unloaded from the truck, the wire ties are removed and the core is inspected for any damage that might have occurred during transport. Each box is then placed in racks within the core logging facility to await logging by Brigus geologists. When the geologist begins logging a hole, a logging form is first computer generated with data regarding the hole ID, depth, date logged, location and the logging geologist. All logging is done electronically with no handwritten data. This eliminates a separate data entry step and the subsequent errors that it can introduce. The geologist moves the boxes of core from the rack to the core logging table. The lids are removed and placed outside for later reuse. The pieces of core are then reassembled, within the box, just as it would have come out of the hole. The core is then measured and that measurement is compared to the core depth markers placed in the box by the drillers. This is documents core recovery and provides a check against any lost or missing core not accounted for by the drillers. All of this data, along with all geological data, are entered into the computer spreadsheet by the geologist. The core is then digitally photographed on the logging bench. This digital record is stored in the computer files for that hole. All of the geological information is backed up on the server daily.

Prior to removing the drill string, the downhole deflection is measured with a Reflex E-Z Shot digital tool (E-Z Shot). Measurements are taken approximately every 50 metres down the hole. Occasionally a spurious reading will be obtained near a particularly strongly magnetic rock unit. The geologists review all surveys and any such readings are discarded. As a check, three holes were re-surveyed using a Maxi-bore gyroscopic tool. The Maxi-bore survey duplicated the E-Z Shot survey very well. On average, the E-Z Shot gave readings that were within 3.1% on bearing and 0.4% on dip from the Maxi-bore survey information. All drillholes have their collars located by a licensed surveyor upon completion.

The Brigus drilling program has targeted two main areas of the mineralization. The first is the near-surface area where about half of the surface drillholes were completed. Drilling typically is located along sections oriented 36 degrees azimuth at inclinations of -45 degrees to -50 degrees to provide an alignment oriented nearly perpendicular to the DPFZ.

The second targeted area of mineralization is down dip of the previous drilling. At depth, the DPFZ has the same southeasterly strike, but the dip steepens to an average of -60 degrees. The mineralization still occurs along structural intersections and at dilation zones along the fault. These appear to rake at about -40 degrees to the southeast or southwest. In this area, the shoots tend to be smaller, thinner and less continuous than those encountered near the surface. The drillholes, which test this area, were collared from both the surface and underground. Typically, fans were used so that the structure was tested on 12.5 to 25 metre spacing. Eventually, more tightly-spaced drilling from underground platforms will be required to improve the delineation of the mineralization.

Sampling and Analysis

The sampling procedure begins with the geologist defining each sample interval and designating such with a sample tag documented in a sample book. They next mark the core with a center line cut mark and replace the core box lids for transfer to the sawing station. In the sawing room technicians saw the core sample in half with a diamond saw and place one half in a bag which is marked with the sample number and includes a sample tag. The half core that remains in the core box has the lid replaced and is placed back in the rack by the technician. Blank and standard samples are inserted approximately every 20 samples and are numbered in sequence with the core samples. The samples are then stored inside the core facility until they are picked up by Swastika Laboratories (“Swastika”) from Swastika, Ontario. The samples are placed into their truck, with each sample being checked off a list as it is being loaded and then taken directly to the laboratory where they are unloaded into a secure facility. At the logging area, once a truck load of split core has accumulated, the boxes are labelled with hole number and footage on stainless steel tags and then moved to covered storage racks located outdoors.

There have been reported two serious sampling issues at the Black Fox Mine. Both of which are related to coarse gold and sample size resulting in analyses that tend to report less gold than is actually present. The first issue relates to obtaining a large enough sample to represent the area it will influence. The gold at the Black Fox deposit appears to be concentrated in small areas causing drill hole samples to occasionally get too much gold in the sample or more commonly, missing the area of concentration and get too little gold in the sample.

The second issue relates to the particle size and distribution of the gold. When the particles are relatively large and not evenly distributed, the core holes can be too small to obtain a representative sample. This has a similar effect, in some cased it will overestimate the gold content but more typically underestimate it. Some samples may even appear to be waste having not encountered any gold particles that may be located relatively close by. It is likely that holes several metres in diameter would be required to obtain representative samples of the deposit. Some areas that were mined when compared with the drilling present and found many instances of drill indicated waste which were subsequently stoped.

This second issue is accentuated by getting the representative amount of gold in the sample pulp once the core sample has been split, crushed, split again and then pulverized. Gold particles up to 0.15 centimetres have been observed and particles of 0.06 centimetres are very common. With gold this coarse, it is easy to create sub-samples that contain too many or too few gold particles if the sample size is not based on the size of the gold particles in the deposit. In order to sample the 0.15 centimetres gold particles that occur at Black Fox, samples of up to 109 kilograms must be processed in their entirety. If the sample contains 0.06 centimetres gold particles, which commonly occur in the deposit, a seven kilogram sample must be processed in its entirety. These sample sizes are much larger than the typical 30 gram fire assay sample or even the generally larger than the 1,000 gram screen metallic assay sample. Once again, the samples result in a few assays containing too much gold, with far more containing less than is actually present in the whole sample.

Without proper size samples the database for the deposit likely contains a few samples that are too high in grade, but far more that are too low in grade.

Quality Control

During the development of the SRK Pre-Feasibility Study, Analytical Solutions (“ASL”) of Toronto Canada was contracted to provide an independent QA/QC review of historical and current sampling at Black Fox. The following paragraphs summarize their findings ASL has been contracted to review documentation related to assay quality control and sampling for the Black Fox mine. The principal objective was to justify use of the existing assay database for Resource calculations.

The focus of the studies by ASL was to determine (a) whether there was any evidence of bias in the assay database and (b) the effect of coarse gold on the reliability of the assays. The Black Fox Mine assay data includes 128,026 assays. The 50th percentile for the dataset is 0.06 grams per tonne gold, the 90th percentile is 0.77 grams per tonne gold and the 95th percentile is 2.23 grams per tonne gold. It is apparent that only the upper 5% of the samples will influence the Resource calculation and the focus of the review should be this relatively small percentage of samples in the database.

No evidence has been found by previous consultants, who have done extensive reviews of procedures and data, of a bias in the gold assays. A systematic bias over a significant amount of time would affect a resource calculation but this problem has not been identified. Concerns have been raised regarding sample representivity of the Black Fox Mine. Thousands of pulp and reject duplicates confirm that it is difficult to reproduce assays within an arbitrary ± 10% but the assay reproducibility is typical of similar deposits and does not represent a material risk.

Brigus has implemented a significantly improved check assay program where there is a check assay on each mineralized interval. In addition to the blank and standard check samples, Swastika runs its own internal check samples. All of the samples are run using a 30 gram fire assay. Relatively higher-grade zones are selected from the fire assay results by Brigus personnel and these intervals are re-run with a 1,200 gram screened metallic assay. Two of these samples are selected out of each ore zone at random and the rejects are sent to SGS Laboratories in Rouyn, Quebec where they are re-prepped and run for a second screen metallic assay. This is used as the quality check on the first assay set run by Swastika. All of the assay data is sent to Brigus in digital format where it is merged with the geological spreadsheet for that hole.

Brigus has completed screen metallic assays on 594 samples. Of these, 512 assays can be compared to normal fire assays. The screen metallic assays are 17% higher in grade than the average of the fire assays from these intervals. A total of 289 screen metallic assays are higher in grade to the average of the fire assays, while 223 are equal to or lower in grade. Other assay methods will find too much gold on occasion, but the majority will find less than is in the core.

Brigus submitted standards and blanks within each set of samples submitted for assay. Four labs were used with most of the assays completed by Swastika. Several thousand tests were completed and the blanks typically agreed. A number of sample standards have been run within each group of samples. Swastika has reported reasonable ability to accurately assay the standards.

If the blank or standard failed, then the entire batch (20 samples) would be reassayed, as well as the failed standard or blank.

A total of 8,425 sample pulps have been rerun by the original assayer. These samples indicate good agreement between the original sample and the rerun sample. The check was required to be within ± 10%. If not, the pulp would be reassayed a second time.

A total of 2,618 assay intervals have been checked by a different lab using splits from the sample rejects. The results indicate that the original sample is higher than the check by about 4%. Of the 2,618 checks, a total of 905 or about 35% have differences of greater than 30%. If the checks were not within 20%, a second pulp would be prepared from the rejects. These relative differences are very significant and point out the need for a more substantial sampling and assaying program.

Large composites averaging about 14 kilograms in weight were made by combining drillhole core and/or rejects. Typically, nine drillhole intervals were composited into one minibulk sample, however the range was 4 to 17 kilograms. A total of 47 composites were made from mostly ore-grade intervals. Twenty-one of the 47 ore-grade composites contained high-grade. Since these tests use a much larger sample than the assay pulp, one would expect in a coarse gold deposit that the results of the mini-bulk sample gravity tests would be more reliable than the 30 gram pulps used for fire assay. The results of the 47 ore-grade mini-bulk gravity tests indicated a 9% lower grade in the mini-bulk samples compared to the individual assays. This is the opposite of what would be expected, and it is likely due to more high-grade material being in the mini-bulk samples than in the deposit as an average.

After the core was logged, the core samples were split by a diamond saw to obtain the assay lab sample. The 50% split was bagged at the site and either picked up by assay lab personnel or shipped to the assay lab. The sample was dried, crushed, split, pulverized, and blended to obtain fire assay pulps. The labs prepared 15 gram to 30 gram assay ton samples for assay. Most of the assays were completed by fire assay methods with a gravimetric finish.

Data Verification

Site visits were conducted from August 31 to September 2, 2010 and again from November 17 to 19, 2010. During these site visits, inspections were conducted of the site, including the open pit, underground and mill location.

Seven drill holes were spot checked by Wardrop Engineering Inc. (“Wardrop”). These holes were selected to provide a cross section of geographic location, mineralization intersected and of the various diamond drilling campaigns. The core was reviewed and compared with the paper drill logs on November 19, 2010. No issues were identified with the core logging and transcription.

Each of these drill holes were cross checked with the paper and digital drill logs for the collar coordinates and down hole surveys. The assays for each of the drillholes were crosschecked with their assay certificates. No errors were found.

Security of Samples

Brigus sawed the core and shipped half of the drill core to either Swastika or SGS Laboratories. The labs prepared a 30 gram sample for fire assay with a gravimetric finish. The core was first crushed -10 mesh and a 400 gram split then pulverized. As a quality check, the coarse reject sample material from each mineralized zone, over 1.0 gram per tonne gold is sent to the other lab. The rejects are re-split, pulverized and re-assayed using a 30 gram fire assay with a gravimetric finish. This procedure provided a check on the entire assay process, from sample preparation through to the gravimetric finish. Many of the higher grade samples were run with a screened metallic fire assay. All check data was subjected to a standard QA/QC analysis. Swastika sent certificates of analysis and electronic data files directly to the Brigus office in Matheson, Ontario. Hard copy results and assay certificate were also faxed to Brigus. The faxed certificates, were marked up with specific hole intervals and cross checked to the digital file for errors. After confirmed to be correct, the faxed copies were stamped complete, and added to the audit file for back referencing. The digital assay file was cut and pasted directly into the electronic core logs. Once the results were pasted in, the sample numbers were cross-referenced to ensure no pasting errors occurred. The completed drilling logs were then saved into a separate file and were put into a locked folder on the Black Fox database, which can only be accessed as a read-only file. All editing of these files must be done through the Administrator (Project Manager). Once the file has been saved to this folder, the file was sent to Apollo’s offices in the United States for modeling and reporting purposes.

All reported assays are final assays, and original certificates of analysis are stored in a separate binder and stored in a fire proof safe at the Black Fox Property. All assay reporting goes through the Black Fox Property Manager. Since 2008, Brigus has not completed any further exploration drilling on the Black Fox Property, so no additional procedures are reported.

Mineral Reserve and Resource Estimates

The following table sets forth the estimated Mineral Resources for the Black Fox Mine:

Indicated and Inferred Mineral Resources (1 to 10)

(Inclusive of Mineral Reserves)

	Category	Tonnes	Gold Grade	Contained Gold
		(000s)	(Au g/t)	(ounces)

Open Pit	Indicated	3,164.2	4.445	452,200

	Inferred	667.1	2.61	56,000

Underground	Indicated	2,504.8	7.182	579,200
	Inferred	115.2	5.816	21,500
Total Indicated		5,669.0	5.654	1,031,000
Total Inferred		782.3	3.082	78,000

_____________

(1)               Black Fox Mineral Reserves are fully included in the Mineral Resources.

(2)               Black Fox Reserves and Resources are reported as of October 31, 2010.

(3)               The mineral resources have been reviewed and verified by Richard Allan, Vice President, Chief Operating Officer of Brigus, who is a qualified person under NI 43-101.

(4)               Cut-off grade for the open-pit reserves and resources is 0.88 grams per tonne gold.

(5)               Cut-off grade for the underground reserves and resources is 2.54 grams per tonne gold.

(6)               Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream.

(7)               The estimated underground reserves include 10% unplanned dilution at 0 grams per tonne from the backfill and 15% planned dilution at one gram per tonne from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 grams per tonne and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

(8)               The mineral resources were estimated using the ordinary kriging method.

(9)               The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine.

(10)         Contained metal in estimated reserves remains subject to metallurgical recovery losses.

The following table sets forth the estimated Mineral Reserves for the Black Fox Mine:

Proven and Probable Mineral Reserves (1 to 9)

	Category	Tonnes	Gold Grade	Contained Gold
		(000s)	(Au g/t)	(ounces)
Open Pit	Probable	3,159.8	3.228	327,920
Underground	Probable	2,936.0	5.933	560,008
Stockpile	Proven	352.1	1.630	18,446
Total	Proven/Probable	6,447.9	4.372	906,375

_____________

(1)               Black Fox Reserves and Resources are reported as of October 31, 2010.

(2)               The mineral reserves have been reviewed and verified by Richard Allan, Vice President, Chief Operating Officer of Brigus, who is a qualified person under NI 43-101.

(3)               Cut-off grade for the open-pit reserves and resources is 0.88 grams per tonne gold.

(4)               Cut-off grade for the underground reserves and resources is 2.54 grams per tonne gold.

(5)               Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream.

(6)               The estimated underground reserves include 10% unplanned dilution at 0 grams per tonne from the backfill and 15% planned dilution at one gram per tonne from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 grams per tonne and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

(7)               The mineral resources were estimated using the ordinary kriging method.

(8)               The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine.

(9)               Contained metal in estimated reserves remains subject to metallurgical recovery losses.

Mining Operations

Open Pit

The alluvial till is being mined by a fleet of owner operated equipment, consisting of two CAT 320CL hydraulic backhoe excavators and twelve CAT D740 articulated dump trucks. Support equipment consists of two CAT D6 Low Ground Pressure (“LGP”) dozers. Till material is being dumped in separate overburden dumps located to the east of the offices. The overburden is dumped in three metre lifts in cells created by forming up rock bunds from waste excavation. This method ensures that the free running nature of the overburden is contained. Rock haul roads are constructed to allow the safe passage of the trucks. The LGP dozers are used to form up the rock bunds and dress the overburden.

In areas known to contain only waste, the drillhole spacing and drillhole depth is different from areas containing mineralization. About 75% of the waste rock mined will be from areas containing only waste. Blasted waste rock is mined by a 12 cubic metres Komatsu PC2000 hydraulic backhoe excavator and 91 tonne CAT 777F rigid dump trucks haul trucks. A 6.5 cubic metres CAT 988H front-end loader is used as a backup for the excavator and for general duties.

The mineralized zones average 4.75 metre wide, but can be as narrow as one metre. The minimization of dilution of the ore is a critical element of the mining operation due to the characteristics of the orebody. For this reason, the ore is mined in 3 metre lifts or benches, so that identification of ore blocks can be carried out with the most accuracy and the material mined with the minimum of dilution. The drill cuttings from all blastholes are sampled and assayed in order to provide the basis for ore grade control. The sampling requirements influence the spacing of the blastholes which in turn influences the blasthole diameter.

Mining in the mineralized area is accomplished using two, four cubic metres CAT 385CL hydraulic backhoe excavators to minimize dilution. For this study, all of the ore was scheduled using the smaller excavator but in the larger ore zones the 12.0 cubic metres excavator could be used to decrease the loading times. The 91 tonne rigid haul trucks are also used for hauling the ore, despite the fact that this will require 11 to 12 passes. The benefit of this is that the truck fleet is standardized. The loading of the ore zones is restricted to daytime shifts only to provide better control in mining the ore.

Additional factors have been added to the equipment requirement calculations to allow for the extra time and costs that will be encountered during the mining through the existing underground workings. Mining in the existing underground workings is scheduled using the smaller four cubic metre excavator. The production rate for mining in these areas is calculated at 65% of the normal production rate to allow for the extra time that is expected in these areas. The 91 tonne haul trucks are used for hauling the ore. As this operation is necessarily slow in these areas the additional number of passes is offset by less trucks and standardization of the truck fleet. The loading of the old working areas is restricted to daytime shifts only for safety concerns.

To ensure that the old workings are safe to work it is necessary to identify the potential area of old workings from existing survey information. These areas are flagged to delineate a safe working zone. Holes are drilled, plugged and blasted to collapse the old workings. Further holes are then drilled to probe the collapsed old workings to ensure they are safe to work.

Underground

For ramp and level development, two-boom electric hydraulic (“EH”) jumbo drills will be used to drill blastholes. Blastholes will be nominal 1 3/4 inch (45 millimetre) diameter x 12 feet (3.7 metre) average length for development headings. Single boom EH jumbo will be used in MCF production drilling. Holes are 1 1/4 inch (32 millimetre) x 11 feet (3.4 metre).

Overall explosive consumption has been based on the use of ANFO and packaged emulsions (13%) at a powder factor of 1.63 pounds per ton for mine development. It is assumed that emulsions are not needed in the MCF stopes, resulting in powder factor of 1.00.

During ramp and lateral development, blasted waste rock will be mucked by an eight cubic yard (LHD) unit and hauled to a remuck bay, or ideally directly into a 30-tonne truck fitted with an ejector box which will deliver to an empty stope for backfill. As a last resort, waste must be hauled to surface when all underground openings suitable for storage have been filled. Waste that is brought to surface will be piled in a designated area in the open pit, preferably in close proximity to the ramp portal. It will be retrieved, backhauled to underground by ore trucks once a stope is ready for backfilling.

The primary backfill material will be the waste rock produced from underground development. If necessary, supplemental material will be sourced from the open pit waste dump.

A cement binder will be added to the fill in the sill cut. A slurry tank will be set up in the vicinity of the stope, equipped with a mixer and a pump. The pump will deliver the slurry to the stope via a pipeline. The pipeline will fork into two or three perforated branch lines strung to the back of the stope. The slurry will spray and percolate the rockfill. Cement slurry will be placed at a ratio of five parts cement to 95 parts (w/w%) or 5% by weight.

Markets

Markets for doré are readily available. Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing remarkable increases during recent times. The 36-month average London PM gold price fix through 2010 is $1018 per ounce.

Black Fox Milestones

•                       Production during the three months ended March 31, 2011 was approximately 8,500 ounces of gold.

•                       The Black Fox Mine is expected to produce between 16,500 and 18,000 ounces of gold during the three months ended June 30, 2011.

•                       The Black Fox Mine is expected to reach a steady state annual production level of 104,000 ounces of gold during the three months ended September 30, 2011.

•                       Brigus is currently mining 300 to 400 tonnes per day from the underground mine at an average grade of 6.2 grams per tonne. The open pit mine is currently providing 1,600 to 1,700 tonnes per day of ore at an average grade of 3.4 grams per tonne.

•                       Commercial production on the underground mine is expected to be reached during the second quarter of 2011.

•                       Exploration is ongoing with a drill program being pursued at the Black Fox Mine.

Bachelor Lake Mine, Canada

A technical report was prepared in accordance with NI 43-101 entitled “Technical Report on the Bachelor Lake Gold Project Prepared for Metanor Resources, Re-addressed to Sandstorm Gold Ltd.” dated February 17, 2011 and re-addressed March 14, 2011 (the “Bachelor Lake Report”). The following description of the Bachelor Lake Gold Mine (“Bachelor Lake Mine”) has been summarized, in part, from the Bachelor Lake Report and readers should consult the Bachelor Lake Report to obtain further particulars regarding the Bachelor Lake Mine. The Bachelor Lake Report is available for review on the SEDAR website located at www.sedar.com under the

Company’s profile. Information that updates information from the Bachelor Lake Report has been provided by Metanor.

Property Description and, Location

The Bachelor Lake Mine is a previously mined gold property currently under development. The Bachelor Lake Mine is located in the Le Sueur Township approximately 225 kilometres northeast of Val d’Or and is composed of five blocks totalling 241 claims and two mining concessions (total area 7,566.73 hectares) which are 100% owned by Metanor Resources Inc. (“Metanor”). The Geonova Block is composed of 51 claims and two mining concessions totalling an area of 1,867.67 hectares. The Hewfran Block is composed of 38 claims totalling 683.5 hectares. The Hansens Block is composed of 12 claims totalling 311.33 hectares. The MJL-1 Block is composed of 76 claims totalling 1,672.12. The MJL-2 Block is composed of 64 claims totalling 3,032.1 hectares.

The Bachelor Lake Mine infrastructure is located on mining concessions which is comprised of surface and underground rights to explore and extract mineral resources as well as to erect and operate all required infrastructure to support mineral extraction activities. Surface rights are sufficient for the proposed mining operations. Mining concessions are renewed every year. Claims do not comprise surface rights and are renewed every two years at their expiration date. Since various blocks of claims have been registered at different periods of time, their expiration dates differ. For the Bachelor Lake Mine, the total renewal fees to be paid over one cycle of renewal are $9,984. The total work required to cover one cycle of all claims renewal total is $342,720. The total excess of work credits total is $2,028,467.

The property was not surveyed with the exception of the two mining concessions. There are no major environmental issues, land claim issues, ownership disputes pending. In early 2010, Metanor appointed GENIVAR to undertake an environmental evaluation for the proposed mine development. The application for Certificate of Authorization to proceed with a bulk sample was submitted to the Ministère du Développement Murable, de l’ Environnement et des Parcs (“MDDEP”) in 2010, and is presently being reviewed by the government agency. The commercial production environmental assessment will be conducted once the bulk sampling environmental study is approved. Metanor is in the process of obtaining the necessary permits and authorizations from government and regulatory agencies.

The following permits have been obtained in relation to the Bachelor Lake Mine: A Certificate of Authorization for mill process; a Modified Certificate of Authorization to process 500,000 tonnes at a rate of 800 tonnes per day (Barry Project); A Certificate of Authorization for the installation of a cyanide destruction process (hydrogen peroxide); A Certificate of Authorization to increase the mill capacity at 1,200 tonners per day; A Certificate of Authorization to process a bulk sample of 5,000 tonnes (Bachelor Lake Gold Mine). The following permits are expected to be obtained in relation to the Bachelor Lake Mine: A Certificate of Authorization for the extraction of 900,000 tonnes from Bachelor Lake Gold Mine; an Environmental Impact Study; a Certificate of Authorization for the installation of a cyanide destruction process; and a Certificate of Authorization for Land Reclamation Program.

The Bachelor Lake Mine is subject to four royalties. The first royalty is 2% of the revenue with Con Copper up to a maximum of $1,750,000. The second royalty is 2% of the revenue generated from the Hewfran claims portion of the property with Teck Cominco. The third royalty is the revenue generated from the Bachelor claims portion with Halo Resources Inc. (“Halo”). The fourth royalty is 0.25% of the revenue generated from the Bachelor claims portion with Wolfden Resources Inc. (“Wolfden”).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Bachelor Lake Mine is located 3.5 kilometres south east of the village of Desmaraisville. The community is serviced by bus and truck transport, and is connected to the provincial power grid and telecommunication systems. A large population of experienced miners and related tradespersons is available within a 240 kilometre radius of the mine. The Bachelor Lake Mine is at an elevation of 355 metres above sea level and is relatively flat. The outcrop exposure is minimal and wetlands cover the central and southern part of the property. The property is accessible via Hwy 113 which connects Chibougamau to Val d’Or. The property is located in the municipality of James Bay, 3.5 kilometres south east of Desmaraisville, which is accessible by a gravel road.

The average daily temperature is slightly above one degree Celsius. An average precipitation of 929.4 millimetres falls annually of which 703.8 millimetres is rain and 225.6 millimetres is snow. Operations can occur throughout the year.

Existing mine buildings are located atop a rocky hill. East of the mine is the tailings ponds with an area of approximately 50 hectares and the polishing pond with an area of five hectares. The surface infrastructure includes, an underground mine, including hoistroom, compressor room, headframe, and shaft; a tailings pond, polishing pond, dykes and drainage ditches; a mill including the assay laboratory, refinery, and crushing room; an administrative office and warehouse; a garage and fuel tanks; storage for hazardous materials; and an upgraded security system. A camp facility was built to house workers about two kilometres from the mine. The housing capacity of the camp will allow for expansion to meet rising labour needs. There are offices for the management staff of various departments, a first aid facility, and a security gatehouse directly on the mine site.

Several phases of refurbishing work have been completed by Metanor during the past few years. The mill was completely renovated and put into operation in January 2008. The grinding capacity was increased by the addition of a new ball mill the same year, raising the throughput to 700 tonnes per day. A rod mill was commissioned in February 2010 increasing grinding capacity to over 1,000 tonnes per day. Major work has been completed to bring the old tailings ponds into current regulation as required by the MDDEP. A berm was built to divide the old impoundment into two sections (tailings pond and decantation pond). Another berm was built on the west side of the tailings ponds to prevent any spills into the environment. Observation wells were also installed to sample the water table around the tailings area.

The compressor room and compressors were also completely overhauled. These compressors are now automated and the output is 1.42 cubic feet per minute. The site is equipped with automated back-up diesel generators. The hoisting infrastructure was refurbished in 2009. Currently the site is fed by four mega volt amps from Hydro Quebec and is sufficient for the current plan.

History

The Bachelor Lake Mine was originally staked by O’Brien Gold Mines Ltd. (“O’Brien”) in 1946. This discovery was followed by various exploration works: trenching, geophysical surveys and numerous drill holes. In 1951 the Quebec Department of Mines performed geological mapping of the Bachelor Lake Mine.

Bachelor Claims

During the 1960’s, Sturgeon River Mines Ltd. (“Sturgeon”) sank a shaft and launched an underground drill program. Surface and underground exploration was carried out by Quebec Sturgeon River Mines from 1972 to 1975. In the 1980’s, Bachelor Lake Gold Mine Inc., a subsidiary of Sturgeon, conducted several underground development work phases and commercial production commenced in 1982. From 1984 to 1985 Bachelor Lake Gold Mines Inc. performed humus geochemical survey; with a total of 1,283 samples being taken. From 1985 to 1987 very low frequency and electromagnetic and health surveys were carried out. The deepening of the shaft to Level 12 was completed in 1987, and production ceased in 1989 with a total of 130,341 ounces of refined gold. Ore dilution was excessive and was undoubtedly the main reason for the financial difficulties. The mine was placed on a care and maintenance basis, when costs exceeded revenues.

Hewfran Claims

In 1946, S-Francis Mining discovered Agar #1 and #2 which was followed by geological mapping and trenching. In 1948 Batch River Gold Mines discovered two zinc showings and a gold showing in the northern third of Lots 12-19, RV. This was followed by numerous geophysical surveys, mapping and trenching. Dome Exploration did testing for Coniagas-type massive sulphide mineralization. The extension of Agar #2 showed 34 diamond drill holes totalling 4,066 metres. In 1957 Quebec Bachelor Mining Corp. performed a magnetometric survey of the north-western part of the Hewfran property. In 1960 a geological survey was performed by Roxford Mining. An induced polarization survey and drilling program was performed by Sturgeon River Mines in 1965 and Valdex Mines (“Valdex”) in 1970 discovering several weak anomalies. Valdex went on to perform magnetometric and electromagnetic surveys in 1971. Valdex carried out geophysical surveys searching for Coniagas-type massive sulphides and Bachelor-type gold.

In 1978, Brominco Inc. (“Brominco”) carried out induced polarization surveys in several parts of the property. In 1983 detailed mapping was carried out through Kretschmer with a very low frequency electromagnetic survey and lithogeochemistry covering the north east corner of the property. Detailed geology, humus surveys and diamond drilling was carried out by Brominco. In 1986, Aur Resources Inc. (“Aur”) commenced a program to explore for the extension of the Bachelor Lake Mine, with a major exploration drilling program from May 1987 to May 1989. In 1988, Aur tested bulk samples from the Main Zone.

Prior Ownership

In 1990, a joint venture agreement was negotiated with Hecla Mining Company of Canada (“Hecla”) whereby Hecla could earn a 60% interest for placing the property back into production. After Hecla acquired control of Acadia Mineral Ventures Ltd (“Acadia”) the Bachelor Lake Mine was assigned to Acadia. Acadia carried out 167.64 metres of underground drifting to establish 2 drill stations. A number of significant gold intersections were cut.

Espalau Mining Corporation (“Espalau”) acquired the Bachelor Lake Property and from 1994 to 1995 realized surface diamond drilling holes as a follow-up program to a magneto metric and very low frequency survey. GéoNova Explorations Inc. (“GéoNova”) acquired a 100% interest in the Bachelor Lake Mine in March of 2001, including buildings (offices, shops, compressor rooms, headframe, cyanidation plan and crusher room).

Between 2003 and 2004, Wolfden signed an agreement to acquire a 50% interest from GéoNova after incurring $3,000,000 in exploration over three years and dewatering was undertaken.

In 2004, Metanor acquired the 100% interest held by GéoNova for $2.3 million. Halo Resources Inc. (“Halo”) satisfied its commitments to acquire a 50% undivided ownership in the property in 2005 and the Bachelor Lake joint venture (“BLJV”) between Halo and Metanor was created. The BLJV commissioned a 2005 technical report by InnovExplo Inc. (“InnovExplo”).

Metanor acquired 100% of the Bachelor Lake Mine from Halo in November, 2007.

Geological Setting

Regional Geology

The Bachelor Lake Mine is located within the Northern Volcanic Zone of the Abitibi sub-province, Superior province. The Bachelor Lake Mine is situated near the western limit of the Chibougamau-Chapais greenstone belt. The mafic to felsic volcanic and volcanoclastic rocks of the Bachelor Lake Mine are part of the basal mafic-dominated sequence referred to as the Volcanic Cycle I. The Northern Volcanic Zone of the Abitibi sub-province is interpreted as a diffuse arc passing laterally into a back-arc environment with numerous felsic and mafic-felsic edifices and intra-arc sedimentary basins.

The Bachelor Lake Mine lies along a local northeast trend which is deviated from the general east-west pattern of the Abitibi sub-province due to significant synvolcanic pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault in the Bachelor Lake area. Rock units typically include mafic, intermediate and felsic flows and their intrusive equivalents. Post-tectonic lamprophyre dykes are also present.

Local Geology

The Bachelor Lake Mine is underlain by Archean volcanic rocks of the Obatogamau Formation in a poorly known and poorly explored area of the Abitibi greenstone belt. Based on the absence of marker horizons and the paucity of outcrops, it is difficult to establish a well defined rock sequence in the Coniagas-Bachelor Lake area. The Obatogamau Formation includes mafic, intermediate and felsic flows and synvolcanic intrusive equivalents which are the host for the volcanogenic massive sulphide occurrences. A local composite stratigraphic section shows a typical complex volcano-sedimentary assemblage. This stratigraphic sequence includes the 280 metre thick Coniagas Mine sequence represented by a maficdominated volcanoclastic sequence. A significant 500 to 700 metre thick, lenticular and dome shaped felsic unit composed of massive to brecciaed rhyolitic to rhyodacitic lava flows occurs up-section. This felsic-dominated unit corresponds to the Bachelor Lake Mine gold deposit host rocks. Mafic volcanic and volcanoclastic rocks make up the upper part of the sequence. The Auger Lake and Bachelor Lake sedimentary rocks remain enigmatic, but probably mark the top of the sequence. The late emplacement of several plutons, adds to the complexity of the region. Post-tectonic lamprophyre dykes are also common at the Bachelor Lake Mine and kimberlitic dykes were documented in the Desmaraisville area.

The local northeast trending sequence deviates from the general east-west pattern of the Abitibi sub-province due to the presence of significant pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault. The folded volcanic rock sequence shows local changes in trend from North 25 degrees to North 65 degrees, with vertical to steep northwest dips (60 degrees to 77 degrees). Folding and faulting are responsible for stratigraphic repetition and disruption of the volcano-sedimentary sequence. Foliation relationships indicate a possible third phase of deformation. Five post-ore fault system striking North 110 degrees are recognized at the Bachelor Lake Mine and effect the gold-bearing zones.

Property Geology

The Bachelor Lake Mine hosts a wide variety of deposit types from volcanogenic polymetallic type to syn-orogenic to late-orogenic gold mineralization. On the Bachelor Lake Mine, volcanic hosted massive sulphide potential is illustrated by the Coniagas Horizon, Zinc Showing #1 and #2, Area-Opawica showings.

The Bachelor Lake Mine gold mineralization is related to brittle deformational features and dilatational zones (stockwork) and to brittle-ductile shear zones. The Bachelor Lake gold deposit can be either classified an “orogenic lode gold deposit” or an “intrusion related gold deposit”. The gold distribution appears to be controlled by both structural and lithological features (e.g. the rhyolite being more fractured compared to the agglomerate). The Bachelor Lake Mine gold mineralization has also been interpreted to be associated with the late-tectonic granitic to granodioritic intrusion

Exploration

The actual Mineral Resources estimation is based on data provided by diamond drilling programs of 2004 to 2005 and before. Since then, Metanor has executed additional diamond drilling at the Bachelor Lake Gold Mine and in the vicinity of the deposit. From September 2005 to the date of the Bachelor Lake Report, 50 diamond drill holes totalling 13,424 metres have been completed. Since February 2006 to the date of the Bachelor Lake Report, all exploration work has been executed under the supervision of Metanor.

In 2010 a new gold zone was discovered by Metanor approximately 2.5 kilometres to the northwest of the Bachelor Lake Mine mill during an exploration program. This discovery was made using technology developed by Diagnos Inc. and was mandated by Metanor to conduct exploration on the identified targets. A series of samples greater than ten grams per metric tonne were found two to ten metres from the road leading to the mill, and this new mineralized zone is comprised of quartz veins in an east-west orientated shear zone. Metanor completed a diamond drilling program of 20 short holes totalling 1,200 metres to follow the extension of this structure. At the date of the Bachelor Lake Report, this program was still in progress.

Mineralization

The Bachelor Lake Mine hosts several gold and base metal showings occurring on the surface and hosts six gold-bearing zones, namely the Main, A, B, C, A West and B West Zones, which were all included in the 2005 resource estimate.

Two types of gold-bearing zones have been identified at Bachelor Lake: silica-flooding and hematite-altered ± stockwork zones, illustrated by the Main Zone and the B Zone. In both cases, gold is spatially associated with pyrite and the gold content correlates well with the pyrite content. Gold mineralization at the Bachelor Lake Mine occurs predominately within the pyrite (greater than 70%), as grains attached to the pyrite (-18%) or as free gold enclosed in the gangue (-10%). This was demonstrated in a polished-thin section examination done on the Hewfran claims. The gold is fine grained with an average diameter between six to eight millimetres, and visible gold is more characteristic of the B Zone. Pyrite is usually finely disseminated (2% to 10%) hosted in strongly altered rocks, often brecciaed and occasionally injected by quartz/carbonate veins and veinlets. At surface, traces of gold, chalcopyrite and ilmenite occurrences have been observed. Gold has been introduced late in the paragenetic sequence as were fluorite and some of the carbonates.

The Main Zone

The Main Zone has contributed 90% of the ore derived from the Bachelor Lake Mine gold mine and is characterized by pervasive moderate to strong silicification and hematitization with 2 to 10% pyrite generally associated with hematite alteration. It is cross-cut by quartz-carbonate veinlets usually less than two centimetres and some local narrow late siliceous hydraulic breccias are described. Some intense altered zone intersections show association with ankeritization. The Main Zone contains also minor amounts of epidote, chlorite, amethyst, micas, magnetite and base metal sulphides. A distinctive deep brick red hematite alteration characterizes the Main Zone. The Main Zone trends North 110 degrees, dipping at 55 degrees south-west near the surface, steepens to near vertical at Level 12, and changes to 60 degrees to 75 degrees at depth. The Main Zone alteration envelope increases in width with depth, while ore values are not uniformly distributed, which results in an anastomosing mineralized pattern. There is a recurrent presence of a weaker and narrower alteration zone of three to five metres in the footwall of the Main Zone. This northern branch is clearly related to the same event, but rarely shows economic interest. The average width of the Main Zone, above Level 6, was 1.82 metres, and increased to an average of 2.44 metres below this level. The Main Zone has an average horizontal width of 2.8 metres and reached a maximum horizontal width of 12.8 metres. This alteration system is recognized over 1,150 metres and was mined over 335 metres from the western limit of the Bachelor Lake Mine claims to the western contact of the O’Brien pluton. The new interpretation proved the Main Zone continuity to be over 488 metres horizontally and 900 metres vertically.

The B Zone

The B Zone may represent a potential for additional resources, but until now limited mining has occurred in this zone. Test mining has indicated that the B Zone has competent walls and an average horizontal width of 3.1 metres and reaches a maximum horizontal width of 10.5 metres. The B Zone generally dips steeper than the Main Zone at approximately 75 degrees to 85 degrees to the south, south-west, and is interpreted to be the result of a younger geological event and formed after the Main Zone mineralization. It is characterized by a hydraulic glassy to white silica breccia with angular fragments of the altered unit and cut by quartz veins. Its alteration is similar to the Main Zone and is represented by strong to intense silicification and hematitization and generally by moderate ankeritization. Mineralization is characterized by two percent to seven percent pyrite generally associated with the late quartz breccias. The presence of visible gold is often seen in this alteration zone.

The A Zone

The A Zone was discovered by drilling from Level 9 and has been traced up to Level 4. Test mining at the Bachelor Lake Mine, using shrinkage techniques, has shown an unacceptable level of dilution on this zone. It is a highly altered and sheared zone which strikes north 60 degrees to 70 degrees and dips 45 degrees to 50 degrees to the southeast and cross cuts the Main and B Zones. It has previously been interpreted as a gold-bearing zone as well, but the last underground drilling campaign demonstrated a poor grade development of this zone when alone. The best values in the A Zone are related to its junction with other zones. Significant intersections have been documented while crossing the Main or B Zones, probably due to gold remobilization. The last interpretation showed increases in thickness at these junctions.

The C Zone

The newly interpreted C Zone has similar characteristics to the Main Zone, although it seems to be less continuous, and it appears that it can be a branch of the Main Zone. The C Zone has been documented in the Bachelor Lake Mine area in the eastern portion of the 2005 interpretation.

The A West and B West Zones

The A West and B West Zones have been delineated in the West Zone area of the Hewfran claims. These zones are interpreted to be the continuity of the A and B Zones identified at the Bachelor Lake Mine area.

The A West Zone lies within the western extension of the A shear and the mineralized zone documented at the Bachelor Lake Mine. The discovery hole intersected the zone, 487 metres west of the last encountered ore grade within the A Zone at 13,500 east. The hole was drilled to test the eastern extension of the mineralized shear structure identified in the Agar #1 outcrop which had been mechanically stripped, washed and channel sampled during the summer of 1987. Lateral continuity of the structure from section to section is obvious, but gold mineralization appears sporadic and essentially concentrated in the vicinity of sections 12,100 East and 12,300 East.

The B West Zone seems to be the extension of the B Zone documented at the Bachelor Mine. The zone dips at approximately 80 to 85 degrees (almost vertically) and shows only very sporadic grades over a cut-off grade of 3.43 grams per metric tonne gold. This zone is characterized by a strong silica and hematite alteration, and by local brecciation.

Drilling

The last drilling campaign on the Hewfran claims, included in the resources estimation, was completed between 1987 and 1989 by Aur. The Aur program included 47 surface holes for 14,255.5 metres (46,770 feet) and 96 underground holes for 10,401 metres. Between 1990 and the 2005 underground drilling program, two drilling programs were completed on the Bachelor claims: one program in 1990 and one in 1995. In 1990, Acadia drilled 34 holes for a total of 4,807 metres from the underground workings at various locations on Levels 11 and 12. In 1995, Espalau completed 10 drill holes from surface for a total of 2,572 metres. This surface drilling program was executed by Géospex. From 1987 to 1989, the Hewfran claims were the site of a major drilling program: 47 holes drilled from surface for a total of 14,259 metres, and 96 holes drilled from underground for a total of 10,404 metres.

In 2005, the Bachelor Lake Joint Venture partners, Metanor and Halo, completed a major underground drilling program consisting of 69 holes for a total of 13,345 metres. This program was initiated by Halo and continued by Metanor and the BLJV. The main goals of the 2005 underground drilling program were to upgrade the and increase the mineral resources.

The 69 holes comprising the 2005 drilling program was completed from two fixed drill stations located on Level 12 by using azimuth drilling. Drilling was completed using BQ size by Forage Orbit of Val d’Or. The drill program was initiated by Halo with a clear objective of upgrading the resources by completing twenty 25 metre drill centers on the Main Zone and to some extents on the B and A Zones, which are located closer to the two drill stations.

Despite the fact that this program was completed from a limited platform, it successfully filled the central gap between the T1 Fault and the A Zone and also between the two main ore shoots with seventeen holes. The program also in-filled the gaps left from the previous exploration programs with 24 drill holes, extended the mineralized zones laterally to the west, on the footwall of the Waconichi Fault and at depth with 19 holes, extended and connected the Bachelor Lake resources to the west with the Hewfran claims with six holes and extended the mineralized zones to the east side with three holes.

Between September 2005 and January 2006 a diamond drilling program consisting of 11 holes totalling 6,394 metres was completed by the BLJV and designed to test the gold potential within a mineralized corridor immediately west of the Bachelor Lake Mine development. Holes were collared to replicate and confirm historic estimates and to validate results. A hole encountered an intensely hematite altered, locally silicified zone of alteration. The hole was positioned below the East Zone and demonstrated the presence of a well-developed alteration zone extending to depth.

From December 2006 to February 2007, a diamond drilling program was completed by Metanor consisting of eight holes totalling 2,906 metres. The program was designed to test extensions of the West Zone, B West Zone,

East Zone and the area to the north of the Main Zone of the Bachelor Lake Mine attempting to localize its northern and displaced extension on the property.

A stripping campaign completed during autumn 2008 allowed Metanor to locate the extension on surface of the West Zone of Hewfran and to expose this strongly hematized and mineralized zone on a horizontal distance of approximately 40 metres with thickness reaching six metres. This zone was originally defined in drilling over a horizontal distance of approximately 300 metres and between the depths of 180 metres and 330 metres. The two gold bearing zones oriented east-west and the north-east, which comprise the West Zone, correspond to those of the A Zone and the Main Zone of the Bachelor Lake Mine. Grab and chip samples were taken along the east-west mineralized zone and along the north-east sheared zone.

In 2008 to 2009, a drilling campaign of 11 holes totalling 2,924 metres tested extensions of the West Zone and the continuity at shallow depth of the gold bearing zones exposed on surface after the stripping program. In 2010 20 holes were drilled to test a new gold zone exposed on the surface at approximately 2.5 kilometres Northwest of the Bachelor Lake Mine.

Sampling and Analysis

From April to July 2005, 69 BQ size (36.5 millimetre diameter) drill holes were completed by Forage Orbit Inc. using the industry standard wire line methods. All holes were drilled from two underground drill stations at Level 12. Fifty-two reached the mineralized zones in the Bachelor Lake Mine claims, while 17 reached the mineralized zones in the Hewfran claims. Holes were planned using the Main Zone longitudinal section with intercepts every 22.8 metres. The 2005 drill hole database contains a total of 3,555 samples. One hundred percent of the 2005 drilling program was stored and categorized for future reference purposes in the core library located at the Bachelor Lake Mine.

During the 2005 drilling, 3,251 samples were submitted for gold analysis, representing 3,347.63 metres (24.4% of total drilled length). Inserted throughout these samples, 304 blanks and standards were also shipped for a controlled follow-up for a total of 3,555 samples.

Every altered zone (especially hematization and silicification) containing pyrite and every wide altered zone was considered potentially mineralized and therefore sampled. This systematic exploration sampling allowed confirming the attitude of mineralization within the altered zones, as well as other lateral small mineralized zones. At the Bachelor Lake Mine, samples collected through the diamond drilling are of good quality; the mineralization in the core is generally intact with no possibility of loss due to wash out. The hardness nature of the mineralized zones explains the excellent recovery for the mineralized zones. The core was rarely ground on short distances (less than 0.5 metres). Overall, the drill core sample recovery from the mineralized zones can be considered to be representative.

Sampling, preparation, security and analytical procedures used on the property were judged to be adequate. The performance of the laboratory during the 2005 drilling program was good.

Sampling and laboratory protocol for the 2005 drilling program were defined by InnovExplo. During the program, core samples were sent to ALS Chemex Chimitec in Val d’Or, certified ISO 9001:2000. At the laboratory, all the bags were opened and conformed to the laboratory protocols. The laboratory delivered results in electronic format with assay results reported in grams per tonne

Quality Assurance

Contamination was not discovered during the 2005 drill program. The good performance of the laboratory for external standards (field standard) is an evidence of accurate determinations being made by the laboratory. The QA/QC analysis of the pulp duplicate demonstrates a reasonable level of precision with overall approximate errors of 12%. This level of error is not uncommon for Archean gold deposits where the principal component of the ore is often “freely” liberated gold. In fact, many coarse “nugget” gold deposits demonstrate much poorer levels of precision in pulp duplicate sample results. Precision of metallic screen assay (150 mesh pulp duplicate) was analyzed. The metallic sieve method incorporates duplicate fire assay determinations of the -150 mesh fraction of the screened pulp. The results demonstrate that precision levels of the screened pulp duplicate assays are overall approximate 6.5%. A 5% residual “nugget” effect at 150 mesh is quite acceptable for this type of gold mineralization.

The results for the coarse duplicate was not that good. The extremely large introduction of error between coarse and pulp duplicates is clearly indicative of unrepresentative 1 kilogram coarse crush sample splits. The cause may be inappropriate crush/splitting specifications or related to original field sample size, while this type of error may not result in any global change in resource estimation.

Data Verification

The Gemcom database used for the 2005 resource estimation includes 15,192 assay results from 394 diamond drill hole records. From the total, 325 were historical holes that were compiled and 69 holes were from the 2005 program. Both the historical and the new data acquired were validated.

Security of Samples

In October 2005, InnovExplo re-sampled 24 samples within the “A West” mineralized zones from six drill holes of the Hewfran claims. Fifteen samples were from the Hewfran West area and nine samples from the Hewfran East area. Core boxes containing mineralized zones intersections were already in Val d’Or, at the Alexis Mineral core shack. Selected cores were transported to Metanor’s core shack and examined and resampled by InnovExplo’s team. Quarter splitting was then completed by Metanor’s technician for the 15 Hewfran West BQ core samples while the other nine samples were entirely samples because of their AQ size. Two high grade certified standards were also inserted into sequences, and samples were sent to ALS Chemex Laboratory in Val d’Or.

All check samples were assembled and separated into four groups:

•                 Two samples below the cut-off grade (under 0.1 ounces per short ton gold) had a difference of 0.003 ounces her short ton gold;

•                Six samples close to the cut-off grade (from 0.1 to 0.15 gold) had an average difference of 0.004 ounces per short ton gold. This important verification minimized the risk associated to misclassification of ore and waste block material;

•                 The samples close to the resource average grade (from 0.15 to 0.3 ounces per short ton gold) had an average difference of 0.015 ounces per short ton gold. This significant low difference also means that the overall average may not change drastically. Although some absolute difference can be as high as 0.284 ounces per short ton gold, meaning that on a local basis, some ore blocks may have been overestimated or underestimated; and

•                 Ten samples with high grade assay results (over 0.3 ounces per short ton gold) had a greater average grade difference (0.043 ounces per short ton gold). Locally, some grade can be either over or underestimated.

BLJV completed a surface exploration program at Bachelor Lake in October 2005. The current drilling exploration program includes one confirmation drill hole located in the Hewfran East area in order to confirm results.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated mineral resources for the Bachelor Lake Mine as at December 2010:

Measured, Indicated and Inferred Mineral Resources (1 to 3)

(Inclusive of Mineral Reserves)

Deposit	Category	Tonnes	Gold Grade	Contained Gold
			(grams per tonne)	(ounces)

Bachelor Lake	Measured	177,898	8.83	50,487
	Indicated	465,928	7.63	114,329
	Measured +	643,826	7.96	164,815
	Indicated
	Inferred	207,517	6.76	45,083

Hewfran	Measured	14,696	8.50	4,018
	Indicated	183,069	7.14	42,024
	Measured +	197,765	7.24	46,042
	Indicated
	Inferred	218,630	6.30	44,283

Total	Measured	192,594	8.80	54,504
	Indicated	648,997	7.49	156,352
	Measured +	841,591	7.79	210,857
	Indicated
	Inferred	426,148	6.52	89,366

(1)

The Mineral Resource estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, General Manager of Metanor, who is a qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.

The following table sets forth the estimated mineral reserves for the Bachelor Lake Mine as at December 2010:

Proven and Probable Mineral Reserves (1 to 4)

Deposit	Category	Tonnes	Gold Grade	Contained Gold
			(grams per tonne)	(ounces)

Bachelor Lake	Proven	178,359	8.36	47,930
	Probable	467,1352	7.23	108,538
	Proven + Probable	645,494	7.54	156,467

Hewfran	Proven	14,734	8.05	3,814
	Probable	183,543	6.76	39,895
	Proven + Probable	198,278	6.86	43,710

Total	Proven	193,093	8.33	51,743
	Probable	650,679	7.10	148,433
	Proven + Probable	843,772	7.38	200,177

(1)

The Mineral Reserve estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, General Manager of Metanor, who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	The underground mineral reserves have been calculated using a cut-off grade of 3.43 grams per ton, recovery of 90%, and dilution of 10% in the stoping areas.
(3)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.
(4)	Numbers may not add up due to rounding.

Mining Operations

Mining Method

Ore should be extracted using sublevel stoping and longhole blasting (54 millimetres – 63.5 millimetres blast hole diameter) due to the dip and continuity of the zones, as well as the quality of the vein wall. To obtain a high degree of accuracy (and thereby minimize dilution), the ideal drill-hole length of approximately 13.5 metres was used to determine the sublevel spacings. The veins will be entirely excavated on every sublevel. This means that the width of a sublevel could also exceed 9.0 metres. The walls of the sublevels have to be inclined according to the dip of the vein to minimize dilution. The height, on the other hand, must be kept at 2.74 metres to allow the longhole drilling equipment to have the necessary manoeuvring space. Production of 200,177 ounces of gold mined is forecasted up to 2016. The mill was put into operation in January 2008, and the throughput is 700 tonnes per day. A rod mill was commissioned in February 2010 increasing grinding capacity to over 1,000 tonnes per day. Work has been completed to bring the old tailings ponds to regulation and observation wells were installed to sample water table around the tailings area.

Metallurgical Process

In December 2010, GENIVAR was commissioned by Metanor to conduct a milling capacity study for the Bachelor Lake Mine ore. The maximum capacity for the Bachelor Lake mill using Bachelor Lake Mine ore is 775 tonnes per day at ± 8% accuracy with availability of 92%. Operating costs were estimated at approximately $22.90 per tonne to treat approximately 260,300 tonnes per year. With the current processing circuit, and a 775 tonne per day treatment rate, the leaching time is estimated at 31 hours with 55% solids in the tanks. The effect of reducing the leaching time on the recovery of Bachelor Lake Mine’s ore is not known. Therefore metallurgical testing is required to determine the recovery that should be expected. Among the proposed tests include gravity tests, leaching tests, thickening tests, filtration tests, tests to validate the use of activated carbon, grindability tests, and chemical analysis.

These tests should be completed on all mineralized zones that are planned to be extracted and have different characteristics that could affect the performance of the processing circuit.

GENIVAR is confident that a recovery of 93% is achievable with Bachelor Lake ore. However, for this recovery, additional leaching time may be required. Leaching tests in the laboratory will confirm the time required. The financial analysis used present supplier’s quotes for capital items which increases the accuracy of the data to above a pre-feasibility study operating costs where compared to the contractor presently on site, which again increases the accuracy of the analysis. A conservative value of gold per ounce using the August 2010 Bloomberg Report was inputted for the four years of production. The financial results produced an IRR of 85% with a payback period of 10 months. With the good exploration potential it is expected that the mine life will be more than four years. There is also a potential to increase the mill capacity beyond the 800 tonnes per day which will allow for the treatment of the Barry Open Pit material.

Exploration and Development

The deposit remains open in several directions and it is reasonable to believe that new resources will be discovered during the production years. This will help to extend the life of the mine. The Barry Open Pit has not been included in the Bachelor Lake Report, but its economical resource will help to lower overhead costs and will contribute to the life of the mine.

In 2010 a new gold zone was discovered by Metanor approximately 2.5 kilometres to the northwest of the Bachelor Lake Mine mill during an exploration program. Metanor completed a diamond drilling program of 22 diamond drill holes totalling 1,587.5 metres of shallow, lateral extensions of this new discovery. This program is still in progress.

Bachelor Lake Updates

•                On April 6, 2011, Metanor announced that it received the Certificate of Authorization from Québec’s Ministry of Sustainable Development, Environment, and Park to proceed with a bulk sample of 5,000 tonnes at the Bachelor Lake Mine planned for Fall 2011.

•                 The shaft sinking process is now 85% complete, including the development of the two shaft stations (Levels 13, 14) along with over 446 feet of shaft completed with less than 90 feet remaining. The shaft sinking (down to approximately 2,400 feet) is still scheduled to be completed by the end of July 2011.

•                Over 80% of the equipment required to complete the 5,000 ton bulk sample is already on site. The infrastructures are being upgraded, and are on schedule to be ready for the execution of the bulk sample.

•                The 15,000 metre definition diamond drilling campaign at Bachelor Lake commenced in June 2011 and will begin on surface while the shaft sinking is being executed, and move to the three new levels 13, 14 and 15 when the sinking is completed. The results of the completed portion in this drilling campaign will be inserted into the feasibility study.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of July 22, 2011, 325,694,034 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSXV under the symbol “SSL”. The following table sets forth information relating to the trading of the Common Shares on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2010	0.65	0.52	845,637
February 2010	0.67	0.52	1,202,767
March 2010	0.97	0.61	305,361
April 2010	0.95	0.75	1,419,798
May 2010	0.83	0.59	666,915
June 2010	0.74	0.63	190,174
July 2010	0.70	0.58	120,872
August 2010	0.80	0.64	217,343
September 2010	0.87	0.75	258,740
October 2010	0.83	0.64	1,392,743
November 2010	0.77	0.65	1,125,773
December 2010	0.83	0.68	776,433

The price of the Common Shares as quoted by the TSXV at the close of business on December 31, 2010 was C$0.80 and on July 22, 2011 was C$1.52.

Warrants

SSL.WT

The 2009 Warrants are listed and posted for trading on the TSXV under the symbol “SSL.WT”. The following table sets forth information relating to the trading of the 2009 Warrants on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2010	0.25	0.22	131,685
February 2010	0.25	0.20	160,603
March 2010	0.38	0.24	261,940
April 2010	0.48	0.38	107,825
May, 2010	0.44	0.36	61,869
June 2010	0.41	0.35	33,994
July 2010	0.37	0.29	65,320
August 2010	0.42	0.36	56,081
September 2010	0.43	0.40	101,571
October 2010	0.41	0.36	139,058
November 2010	0.39	0.33	120,918
December 2010	0.40	0.33	182,107

The price of the 2009 Warrants as quoted by the TSXV at the close of business on December 31, 2010 was C$0.40 and on July 22, 2011 was C$0.98.

SSL.WT.A

The 2010 Warrants are listed and posted for trading on the TSXV under the symbol “SSL.WT.A”. The following table sets forth information relating to the trading of the 2010 Warrants on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume

October 2010	0.38	0.19	1,039,746
November 2010	0.44	0.25	756,201
December 2010	0.37	0.27	545,671

The 2010 Warrants were listed and began trading on October 20, 2010. The price of the 2010 Warrants as quoted by the TSXV at the close of business on December 31, 2010 was C$0.305 and on July 22, 2011 was C$0.79.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company.

Name,
Province/State and
Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson	President, Chief Executive Officer and Director since September 2008 (2)	President and Chief Executive Officer of the Company and Sandstorm Metals & Energy Ltd.
British Columbia, Canada

David Awram	Director since March 2007 (2) Executive Vice President since July 2009	Executive Vice President of the Company and Sandstorm Metals & Energy Ltd.
British Columbia, Canada

John P.A. Budreski (1)	Director since June 2009 (2)	Vice Chairman, Investment Banking of Cormark Securities Inc.
Ontario, Canada

David E. De Witt (1)	Director since April 2008 (2)	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”)
British Columbia, Canada

Andrew T. Swarthout (1)	Director since March 2009 (2)	President, Chief Executive Officer and Director of Bear Creek Mining Corporation; Director of Rio Cristal Zinc Corporation
Arizona, United States

Krysta Rehaag	Chief Financial Officer since May 2008	Chief Financial Officer of Pathway
British Columbia, Canada

(1)	Member of the Audit Committee.
(2)	Directors are elected at each annual meeting of Sandstorm Gold’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Nolan Watson – President, Chief Executive Officer and Director. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008. Since May 13, 2010, Mr. Watson has been President and Chief Executive Officer of Sandstorm Metals. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson was the Corporate Controller of Silver Wheaton from 2005 to 2006. From 2003 to 2004, Mr. Watson was a financial advisor and merger and acquisition specialist with Deloitte & Touche LLP. Mr. Watson is a Chartered Financial Analyst Charterholder, a Chartered Accountant (Valedictorian of the Institute of Chartered Accountants of British Columbia), and holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

David Awram – Executive Vice President and Director. Mr. Awram has been the Executive Vice President of the Company since July 2009. Since May 13, 2010, Mr. Awram has been Executive Vice President, Corporate Development of Sandstorm Metals. From July 2008 to July 2009, Mr. Awarm was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. From April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

John P.A. Budreski – Director. Mr. Budreski has been involved in capital markets since 1987 and has been a Vice-Chair, Investment Banking at Cormark Securities Inc. since March 2009. Previously, he was the President and Chief Executive Officer of Orion Securities Inc. and Orion Financial Inc. from March 2005 up to its sale at the end of 2007. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior management roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

David E. De Witt – Director. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a Bcomm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Andrew T. Swarthout – Director. Mr. Swarthout has been the President, Chief Executive Officer and a director of Bear Creek Mining Corporation since 2003. Mr. Swarthout has also been a Director of Rio Cristal Zinc Corporation since January 2008. Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Krysta Rehaag – Chief Financial Officer. Since 2008, Mrs. Rehaag has been the Chief Financial Officer of the Company and of Pathway. From 2006 to 2008, she was a professional staff accountant with Deloitte & Touche LLP senioring large teams for audits under Canadian and United States GAAP for public multi-national clients. From 2003 to 2005, Mrs. Rehaag was a professional staff accountant with Stern Cohen LLP. Mrs. Rehaag is a Chartered Accountant (UFE Honour Roll member) and holds both a Masters Degree in Accounting (Honours) and a Bachelor’s of Mathematics from the University of Waterloo.

As at July 22, 2011, the directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 12,970,416 Common Shares, representing approximately 4% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, is, or within ten years prior to the date of this annual information form has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that,

(i)      was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)     was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(i)    is, or within ten years prior to the date of this annual information form has been, a director or executive officer of any company (including Sandstorm Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. A. Budreski, who was a director of EarthFirst Canada Inc., a company engaged in the development of wind power and related generated facilities, when it obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and Earth First Canada Inc. has been amalgamated with another company and no longer exists as a separate entity; or

(ii)    has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any director or officer of Sandstorm Gold, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2008, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

On March 12, 2009, the Company entered into an initial letter of intent with Luna in respect of the Aurizona Gold Stream. At the time of entering into the letter of intent, Nolan Watson was President and Chief Executive Officer of the Company and a director of Luna and Marcel de Groot was a director of the Company and Chief Financial Officer and a director of Luna. Mr. Watson resigned as a director of Luna on March 12, 2009 and Mr. de Groot resigned as a director of the Company on March 20, 2009. Mr. Watson abstained as a director of Luna from discussions and voting on the initial letter of intent and Mr. de Groot abstained as a director of the Company from discussions and voting on the initial letter of intent. The letter of intent was amended subsequent to the respective resignations of Messrs. Watson and de Groot on April 16, 2009.

A special committee of independent directors of Luna (the “Special Committee”) was constituted on March 24, 2009, to, among other things, review and make recommendations to the board of directors of Luna on the proposed transaction and other financing alternatives available for the development of the Aurizona Mine. Following receipt of the report and recommendations of the Special Committee, on May 15, 2009, Luna entered into the Aurizona Gold Stream with the Company. A summary of the transaction with Luna is disclosed in this annual information form under “General Development of the Business - Mineral Interests - Aurizona Gold Stream”, and a copy of the agreement has been filed under the Company’s profile at www.sedar.com.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia. The warrant agent for the 2009 Warrants and the 2010 Warrants is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2010 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.      The Aurizona Gold Stream dated May 15, 2009 between the Company and Luna. See “General Development of the Business - Mineral Interests - Aurizona Gold Stream” for further details.

2.      The Santa Elena Gold Stream dated May 15, 2009 between the Company and SilverCrest. See “General Development of the Business - Mineral Interests - Santa Elena Gold Stream” for further details.

3.      The Ming Gold Stream dated March 4, 2010 between the Company and Rambler. See “General Development of the Business - Mineral Interests - Ming Gold Stream” for further details.

4.      The Black Fox Gold Stream dated November 9, 2010 between the Company and Brigus. See “General Development of the Business - Mineral Interests - Black Fox Gold Stream” for further details.

5.       The Bachelor Lake Gold Stream dated January 17, 2011 between the Company and Metanor. See “General Development of the Business - Mineral Interests - Bachelor Lake Gold Stream” for further details.

INTERESTS OF EXPERTS

Leah Mach, C.P.G., M.Sc. Geology, Principal Resource Geologist of SRK, Eric Olin, MAusIMM, Principal Process Metallurgist of SRK and Bret Swanson, MAusIMM, Principal Mining Engineer of SRK each a qualified person in accordance with NI 43-101, have reviewed and approved the scientific and technical disclosure relating to the Aurizona Mine.

Nathan Eric Fier, CPG, P.Eng, Chief Operating Officer of SilverCrest, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena Mine.

Larry Pilgrim, P.Geo, Chief Geologist of Rambler, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Ming Mine.

Richard Allan, Vice President, Chief Operating Officer of Brigus, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Black Fox Mine.

Pascal Hamelin, General Manager of Metanor, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Bachelor Lake Mine.

Each of the aforementioned firms or persons are independent of the Company and held either less than 1% of the securities of the Company or of any associate or affiliate of the Company and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Auditors

Deloitte & Touche LLP are the independent auditors for the Company. Deloitte & Touche LLP was appointed as the auditors of the Company on October 1, 2010, prior to such time Davidson & Company were the auditors of the Company.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A” to this annual information form.

The following are the current members of the Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)

David E. De Witt	Not Independent (1) (2)	Financially literate (1)

Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 Audit Committees (“NI 52-110”).
(2)

Under NI 52-110, Mr. De Witt is considered “Not Independent” solely by virtue of the fact that his brother was acting Chief Financial Officer of the Company from the date of incorporation of the Company on March 23, 2007 until May 30, 2008. However, the members of the Board of Directors are satisfied that this relationship would not be reasonably expected to interfere with the exercise of David De Witt’s independent judgement as a member of the Company’s Audit Committee.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and is currently a Vice Chairman, Investment Banking at Cormark Securities Inc. Previously he was the President and Chief Executive Officer of Orion Securities Inc. and Orion Financial Inc. from March 2005 up to its sale at the end of 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – Mr. Swarthout has been the President, Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003 and a Director of Rio Cristal Zinc Corporation since January 2008, both publicly traded companies. His work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2010 (December 31)	$74,733 (C$77,168)	$41,279 (C$42,185)	NIL	$1,453 (C$1,500)
2009 (December 31)	$38,721 (C$42,672)	NIL	NIL	$43,482 (C$49,327)

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated April 4, 2011 filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2010.

SCHEDULE “A”

SANDSTORM GOLD LTD.

AUDIT COMMITTEE CHARTER

I. Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•              Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•              Review and appraise the performance of the Company’s external auditors.

•              Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II. Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III. Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.             Review and update its Charter annually.

-A1 -

2.             Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.             Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

4.             Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

5.             Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

6.             Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

7.             Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

8.             At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

9.             Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10.           Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

11.           Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.          the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.         such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.        such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

-A2 -

Financial Reporting Processes

12.           In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

13.           Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

14.           Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

15.           Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

16.           Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

17.           Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

18.           Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

19.           Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

20.           Review certification process.

21.           Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22.           Review any related-party transactions.

-A3 -